    As Filed with the Securities and Exchange Commission on October 10, 2000

                                                           Registration No. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ------------------------

                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            ------------------------

                      ORTHODONTIC CENTERS OF AMERICA, INC.
             (Exact name of registrant as specified in its charter)

                          DELAWARE                                              72-1278948
      (State or other jurisdiction of incorporation or             (I.R.S. Employer Identification No.)
                       organization)

        3850 N. CAUSEWAY BOULEVARD, SUITE 990, METAIRIE, LOUISIANA 70002
                                 (504) 834-4392
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                         BARTHOLOMEW F. PALMISANO, SR.
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                      ORTHODONTIC CENTERS OF AMERICA, INC.
                     3850 N. CAUSEWAY BOULEVARD, SUITE 990,
                           METAIRIE, LOUISIANA 70002
                                 (504) 834-4392
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                With copies to:

               J. CHASE COLE, ESQ.                               DONALD J. MURRAY, ESQ.
       WALLER LANSDEN DORTCH & DAVIS, PLLC                        DEWEY BALLANTINE LLP
          511 UNION STREET, SUITE 2100                         1301 AVENUE OF THE AMERICAS
           NASHVILLE, TENNESSEE 37219                           NEW YORK, NEW YORK 10019

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

                        CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
                                                                   PROPOSED
                                                                    MAXIMUM
         TITLE OF EACH CLASS OF             PROPOSED AMOUNT     OFFERING PRICE       MAXIMUM OFFERING         AMOUNT OF
       SECURITIES TO BE REGISTERED         TO BE REGISTERED        PER SHARE              PRICE             AGGREGATE FEE
----------------------------------------------------------------------------------------------------------------------------
Common stock, $.01 par value.............    4,396,105(1)         $28.125(2)         $123,640,454(2)           $32,642
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

(1) Includes up to 573,405 shares subject to the underwriters' over-allotment option.

(2) Estimated in accordance with Rule 457(c) based on the average of the high and low sales price as reported on the New York Stock Exchange on October 6, 2000 solely for the purpose of calculating the registration fee.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

      The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS           SUBJECT TO COMPLETION          OCTOBER 10, 2000
--------------------------------------------------------------------------------

3,822,700 SHARES

[OCA LOGO]

COMMON STOCK

--------------------------------------------------------------------------------

We are offering 1,200,000 shares of our common stock and certain of our stockholders are offering 2,622,700 shares of our common stock. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

Our common stock is listed on the New York Stock Exchange under the ticker symbol "OCA." On October 6, 2000, the last reported sale price of our common stock on the New York Stock Exchange was $29.1875 per share.

BEFORE BUYING ANY OF THESE SHARES, YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS DESCRIBED IN "RISK FACTORS," WHICH BEGINS ON PAGE 8.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE SECURITIES TO BE ISSUED UNDER THIS PROSPECTUS OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                              PER SHARE    TOTAL
----------------------------------------------------------------------------------
Public offering price                                         $           $
----------------------------------------------------------------------------------
Underwriting discounts and commissions                        $           $
----------------------------------------------------------------------------------
Proceeds, before expenses, to us                              $           $
----------------------------------------------------------------------------------
Proceeds, before expenses, to the selling stockholders        $           $
----------------------------------------------------------------------------------

The underwriters may also purchase up to 286,703 shares of our common stock from us and 286,702 shares of our common stock from a selling stockholder at the offering price, less the underwriting discounts and commissions, within 30 days after the date of this prospectus. The underwriters may exercise this option only to cover over-allotments, if any. If the underwriters exercise this option
in full, the total underwriting discounts and commissions will be $     , our
total proceeds, before expenses, will be $     , and the selling stockholders'
total proceeds, before expenses, will be $     .

The underwriters are offering the shares of our common stock as described in
"Underwriting." Delivery of the shares will be made on or about           ,
2000.

UBS WARBURG LLC
         BANC OF AMERICA SECURITIES LLC
                  DEUTSCHE BANC ALEX. BROWN
                            U.S. BANCORP PIPER JAFFRAY
                                     RAYMOND JAMES & ASSOCIATES, INC.
                THE DATE OF THIS PROSPECTUS IS           , 2000.

                       [INSIDE FRONT COVER OF PROSPECTUS]

[OCA logo in the top center of the page, and picture of four people jumping, with electronic display reading "305,146 SMILES"]

            [INSIDE FRONT COVER OF PROSPECTUS, FOLD OUT, LEFT PANEL]

[Bar graph showing patient contract balances of $72.2 million as of December 31, 1995, $115.7 million as of December 31, 1996, $181.2 million as of December 31, 1997, $289.7 million as of December 31, 1998, $385.4 million as of December 31, 1999 and $425.7 million as of June 30, 2000]

[Bar graph showing case starts of 28,742 for 1995, 44,910 for 1996, 70,611 for 1997, 95,377 for 1998, 126,307 for 1999, 57,613 for the first six months of 1999 and 73,619 for the first six months of 2000]

[Bar graph showing earnings per share of $0.23 for 1995, $0.33 for 1996, $0.50 for 1997, $0.70 for 1998, $0.96 for 1999, $0.45 for the first six months of 1999 and $0.60 for the first six months of 2000]

[Bar graph showing net revenue of $41.6 million for 1995, $71.3 million for 1996, $117.3 million for 1997, $171.3 million for 1998, $226.3 million for 1999,
$104.4 million for the first six months of 1999 and $137.5 million for the first six months of 2000]

           [INSIDE FRONT COVER OF PROSPECTUS, FOLD OUT, RIGHT PANEL]

[Picture of affiliated orthodontist and patient, with electronic display reading "566 ORTHODONTIC CENTERS"]

                       [INSIDE BACK COVER OF PROSPECTUS]

[Picture of orthodontic center located in shopping center, with electronic display reading "153 LOCAL MEDIA MARKETS"]

TABLE OF CONTENTS
--------------------------------------------------------------------------------

Prospectus summary.....................    3
The offering...........................    5
Summary financial and operating data...    6
Risk factors...........................    8
Forward-looking information............   13
Use of proceeds........................   14
Price range of common stock............   15
Dividend policy........................   15
Capitalization.........................   16
Selected financial data................   17
Management's discussion and analysis of
  financial condition and results of
  operations...........................   18
Business...............................   28
Management.............................   43
Principal and selling stockholders.....   45
Underwriting...........................   47
Where you can find more information....   49
Incorporation of information we file
  with the SEC.........................   50
Legal matters..........................   51
Experts................................   51
Index to consolidated financial
  statements...........................  F-1

Prospectus summary

This summary highlights information contained in other parts of this prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including "Risk factors" and our consolidated financial statements and related notes, and the documents incorporated by reference in this prospectus, before making an investment decision. Unless otherwise stated in this prospectus, all information contained in this prospectus assumes no exercise of the over-allotment option granted to the underwriters.

ORTHODONTIC CENTERS OF AMERICA, INC.

We are the leading provider of integrated business services to orthodontists. Since 1985, we have executed a retail-oriented approach to developing orthodontic practices, which we believe has resulted in significant increases in productivity and profitability for our affiliated orthodontists. As of June 30, 2000, we were affiliated with 387 orthodontists practicing in 566 orthodontic centers located throughout the United States and parts of Japan, Mexico and Puerto Rico.

During 1999, we succeeded in growing our net revenue 32.1% and our net income 35.6%, as compared to 1998. During the first six months of 2000, our net revenue increased 31.7% to $137.5 million and our net income increased 39.5% to $29.3 million, as compared to the first six months of 1999. As of June 30, 2000, our affiliated orthodontists were treating a total of 305,146 patients, with total patient contract balances for orthodontic services performed or to be performed of $425.7 million.

The U.S. orthodontic industry generates about $4.0 billion in annual gross revenues, with the average orthodontic practice generating gross revenues of about $600,000 during 1998, according to a biannual study of the U.S. orthodontic industry. Orthodontics is generally an elective procedure, with about 75% of payments for orthodontic services made directly by the patient and standard dental insurance covering about 25%. Managed care represents a small percentage of revenues generated in the orthodontic industry.

OUR BUSINESS

We provide our affiliated orthodontists with business, operational and marketing expertise that enables them to realize significantly greater productivity, practice revenue and patient volume, while maintaining high quality orthodontic care. Our services include:

+ developing and implementing aggressive marketing plans for our orthodontic centers, using television, radio and print advertising and internal marketing programs to increase patient volume;

+ implementing our proprietary operating systems and innovative office designs to increase productivity;

+ integrating our proprietary, user-friendly management information systems to provide timely information and to enhance operational and accounting controls; and

+ combining our proprietary online ordering system and our bulk purchasing power to reduce orthodontic supply costs.

OUR OPERATING STRATEGY

We believe we add value to our affiliated orthodontists' practices by providing superior and innovative services that are designed to enhance productivity and increase profitability. Key elements of our operating strategy include:

+  emphasizing high quality patient care;

+ stimulating demand for orthodontic services through marketing and advertising;

+ increasing market penetration with competitive patient fees and convenient payment plans;

+ achieving operating efficiencies through proprietary operating systems and innovative office designs; and

+  providing superior service through management information systems.

We develop and implement marketing plans for our orthodontic centers, using television, radio and print advertising and internal marketing promotions. During 1999, we spent an average of $64,426 per affiliated orthodontist on direct marketing costs and advertising. In contrast, traditional orthodontists, who rely primarily on referrals from dentists and patients, spent an average of $4,400 on marketing and advertising in 1998.

We believe our marketing and advertising strategy has allowed our affiliated orthodontists to generate significantly greater patient volume than traditional orthodontists. Each of our affiliated orthodontists who had been affiliated with us for at least one year generated an average of 513 new case starts during 1999, as compared to the 1998 national average of 200 new case starts per orthodontist. During 1999, our affiliated orthodontists generated a total of 126,307 new case starts, representing patient contract balances for services performed or to be performed of $369.1 million at December 31, 1999.

Our operating systems and office designs, along with the efficient use of an average of five orthodontic assistants per orthodontic center, have enabled our affiliated orthodontists to treat more patients per day as compared to traditional orthodontists. Our innovative office designs permit an affiliated orthodontist to treat patients without moving from room to room. Our proprietary patient scheduling system groups appointments by the type of procedure and dedicates certain days exclusively to new patients. During 1999, our affiliated orthodontists practicing in orthodontic centers open throughout 1998 treated an average of 78 patients per operating day. In comparison, orthodontists in the United States treated an average of 45 patients per operating day in 1998.

OUR GROWTH STRATEGY

Our growth strategy focuses on enabling our affiliated orthodontists to grow their practices and enhance their productivity, and on affiliating with additional orthodontists in the United States and abroad. Key elements of our growth strategy include:

+ enhancing the productivity and increasing the profitability of existing centers through increased patient treatment intervals, the use of general dentists as assistants, internal marketing and other programs;

+ affiliating with additional orthodontists and acquiring and developing additional orthodontic centers;

+ establishing brand identity for our "Orthodontic Centers of America" network of affiliated orthodontists, 1-800-4BRACES toll-free telephone number and www.4braces.com Internet website;

+  continuing to expand in Japan, Mexico and other international markets; and

+ capitalizing on complementary products and services, such as teeth whitening and non-braces treatment for adults.

The offering

Common stock we are offering............      1,200,000 shares

Common stock the selling stockholders
are offering............................      2,622,700 shares

Common stock to be outstanding after the
offering................................     49,968,701 shares

New York Stock Exchange symbol..........     OCA

Use of proceeds.........................     We intend to use our net proceeds
                                             from this offering to repay
                                             outstanding indebtedness under our
                                             revolving line of credit. We will
                                             not receive any proceeds from the
                                             sale of common stock by the selling
                                             stockholders.

Risk factors............................     Investing in our common stock
                                             involves significant risks. See
                                             "Risk factors."

The number of shares being offered assumes no exercise of the underwriters' over-allotment option.

The number of shares of our common stock to be outstanding after the offering is based on the number of shares outstanding as of September 30, 2000 and does not include 3,892,498 shares of our common stock issuable upon the exercise of stock options granted under our three stock option plans as of September 30, 2000, with a weighted average exercise price of $10.47 per share.

                             ---------------------

Our corporate headquarters are located at 3850 N. Causeway Boulevard, Suite 990, Metairie, Louisiana 70002, telephone number (504) 834-4392, and at 5000 Sawgrass Village, Suite 25, Ponte Vedra Beach, Florida 32082, telephone number (904) 280-4500. We were incorporated in Delaware in 1994.

Summary financial and operating data

                                                                                     SIX MONTHS ENDED
                                            YEAR ENDED DECEMBER 31,                      JUNE 30,
                              ---------------------------------------------------   -------------------
STATEMENT OF INCOME            1995       1996       1997       1998       1999       1999       2000
DATA:                                   (in thousands, except percentage and per share data)
-------------------------------------------------------------------------------------------------------
Net revenue.................  $41,556   $ 71,273   $117,326   $171,298   $226,290   $104,449   $137,532
                              -------   --------   --------   --------   --------   --------   --------
Direct expenses:
  Employee costs............   11,784     19,895     33,429     46,878     61,224     28,264     36,579
  Orthodontic supplies......    3,167      5,428      8,789     13,287     17,136      7,846     10,113
  Rent......................    3,504      6,114     10,299     14,128     18,624      8,551     11,066
  Marketing and
    advertising.............    4,323      6,644      9,855     15,491     16,874      7,679     10,172
                              -------   --------   --------   --------   --------   --------   --------
Total direct expenses.......   22,778     38,081     62,372     89,784    113,858     52,340     67,930
General and
  administrative............    5,108      8,703     13,356     18,104     23,270     10,718     14,152
Depreciation and
  amortization..............    1,448      2,814      5,640      9,124     12,238      5,802      6,780
                              -------   --------   --------   --------   --------   --------   --------
Operating profit............   12,222     21,675     35,958     54,286     76,924     35,589     48,670
Interest (expense) income,
  net.......................    1,995      1,935      1,143        280     (2,204)      (762)    (1,607)
                              -------   --------   --------   --------   --------   --------   --------
Income before income
  taxes.....................   14,217     23,610     37,101     54,566     74,720     34,827     47,063
Provision for income
  taxes.....................    5,182      9,208     14,469     20,753     28,206     13,147     17,766
                              -------   --------   --------   --------   --------   --------   --------
Income before cumulative
  effect of change in
  accounting principle......    9,035     14,402     22,632     33,813     46,514     21,680     29,297
Cumulative effect of a
  change in accounting
  principle, net of income
  tax.......................       --         --         --         --        678        678         --
                              -------   --------   --------   --------   --------   --------   --------
Net income..................  $ 9,035   $ 14,402   $ 22,632   $ 33,813   $ 45,836   $ 21,002   $ 29,297
                              =======   ========   ========   ========   ========   ========   ========
Net income per share before
  cumulative effect of a
  change in accounting
  principle(1)..............  $   .23   $    .33   $    .50   $    .70   $    .96   $    .45   $    .60
Cumulative effect of a
  change in accounting
  principle.................       --         --         --         --        .02        .02         --
                              -------   --------   --------   --------   --------   --------   --------
Net income per share(1).....  $   .23   $    .33   $    .50   $    .70   $    .94   $    .43   $    .60
                              =======   ========   ========   ========   ========   ========   ========
Weighted average shares
  outstanding(1)............   39,094     43,708     45,414     48,502     48,643     48,665     49,238
OPERATING DATA:
-------------------------------------------------------------------------------------------------------
Number of orthodontic
  centers(2)................      145        247        360        469        537        510        566
Comparable orthodontic
  center net revenue
  growth(3).................     16.7%      22.2%      20.0%      19.2%      20.1%      22.7%      23.3%
Total case starts...........   28,742     44,910     70,611     95,377    126,307     57,613     73,619
Patient contract balances of
  affiliated
  orthodontists(2)(4):
  Net receivables for
    services performed(5)...  $13,758   $ 23,181   $ 41,713   $ 62,151   $ 87,563   $ 74,355   $105,626
  For services to be
    performed(6)............   58,418     92,548    139,492    227,501    297,839    288,341    320,085
                              -------   --------   --------   --------   --------   --------   --------
  Total patient contract
    balances................  $72,176   $115,729   $181,205   $289,652   $385,402   $362,696   $425,711
                              =======   ========   ========   ========   ========   ========   ========

                                                                 AS OF JUNE 30, 2000
                                                              -------------------------
                                                               ACTUAL    AS ADJUSTED(7)
BALANCE SHEET DATA:                                                (in thousands)
---------------------------------------------------------------------------------------
Cash and cash equivalents...................................  $  7,725      $  7,725
Working capital.............................................   120,729       120,729
Total assets................................................   402,372       402,372
Total debt..................................................    58,615        26,031
Total equity................................................   310,277       342,861

------------

(1) These amounts represent the full dilutive effect of the exercise of common equivalent shares (stock options) outstanding during the year. See Note 6 to our Consolidated Financial Statements that are included elsewhere in this prospectus.

(2) These amounts are presented as of the end of the period.

(3) These amounts represent the growth in net revenue in the indicated period relative to the comparable prior-year period by orthodontic centers that were affiliated with us throughout each of the two periods being compared. There were 46 of these comparable orthodontic centers in 1994, 53 in 1995, 75 in 1996, 130 in 1997, 227 in 1998, 332 in 1999, 388 in the first six months of 1999 and 498 in the first six months of 2000. The amount of that growth has been significantly affected by the number of newly-opened orthodontic centers included in the computation, because newly-opened orthodontic centers have experienced significant growth during their first 26 months of operations. The average term of a patient contract is about 26 months. Our orthodontic centers have typically reached maturity as patients are added during the first 26 months of operations.

(4) The average remaining life of the patient contracts at June 30, 2000 was about 15 months.

(5) These amounts are net of allowance for uncollectible amounts and patient prepayments. These receivables are assigned to us by our affiliated orthodontists in payment of our service fee.

(6) Patients generally may discontinue treatment at any time and avoid payment of the contract balance for services that have not been performed through that time; however, patients generally must pay for all services performed prior to termination of treatment. Patients generally may transfer to another of our orthodontic centers for completion of their treatment and continue to pay the remaining balance under their existing patient contract.

(7) These amounts reflect our sale of 1,200,000 shares of our common stock in this offering at an assumed offering price of $29.1875 per share, after deducting underwriting discounts and commissions and estimated expenses of this offering payable by us, and the application of our net proceeds from this offering.

--------------------------------------------------------------------------------

Risk factors

An investment in the shares of our common stock offered involves a high degree of risk. Prospective investors should carefully consider the following risk factors, in addition to the other information set forth in or incorporated by reference into this prospectus, in connection with an investment in shares of our common stock. If any of the following risks actually occurs, our business, financial condition or operating results could be harmed, the trading price of our common stock could decline and you could lose all or part of your investment.

OUR GROWTH STRATEGY MAY NOT SUCCEED, WHICH COULD HAVE AN ADVERSE EFFECT ON OUR FINANCIAL PERFORMANCE.

Since we began operating in 1985, we have expanded to being affiliated with 387 orthodontists practicing in 566 orthodontic centers as of June 30, 2000. We expect to continue to add additional orthodontic centers and affiliated orthodontists. Our growth, however, will depend on a number of factors, including:

+ our ability to identify and affiliate with a sufficient number of orthodontists to open new orthodontic centers or operate within our existing network of orthodontic centers;

+ our ability to obtain quality locations for orthodontic centers in suitable markets;

+ our ability to identify and affiliate with a sufficient number of existing orthodontic practices;

+  the ability of our affiliated orthodontists to add new patients;

+ our ability to implement initiatives designed to increase the productivity of our orthodontic centers;

+  our ability to obtain adequate financing to fund our expansion strategy;

+  our ability to successfully operate under applicable government regulations;

+  our ability to establish brand identity; and

+ our ability to affiliate with orthodontists in other countries and successfully operate in those markets.

Our growth strategy may not succeed, and we may have to modify it. We may be unable to identify and recruit suitable orthodontists. A shortage of available orthodontists with the skills we require would have a material adverse effect on our ability to grow. In addition, many of our service agreements include covenants not to compete, in which we agreed that we would not affiliate with other orthodontists within a specified area and that we would limit the total number of orthodontic practices with which we affiliate within a particular market area. This could limit our ability to add orthodontists and orthodontic centers within the markets in which we have existing centers.

Our ability to attract additional orthodontists, and our prospects for success and growth, depend on our ability to integrate an increasing number of affiliated orthodontists, orthodontic centers and employees. If we fail to manage our growth, our business may suffer.

OUR AFFILIATED ORTHODONTISTS ARE EXTENSIVELY REGULATED, WHICH MAY ADVERSELY AFFECT OUR BUSINESS AND LIMIT HOW WE CAN OPERATE.

Federal and state governmental authorities regulate the orthodontic industry and orthodontic practices extensively. We do not control the practice of orthodontics by our affiliated orthodontists or their

--------------------------------------------------------------------------------
 8

RISK FACTORS
--------------------------------------------------------------------------------

compliance with legal requirements applicable to orthodontists and their practices. Many states prohibit us, as a non-professional corporation, from:

+ practicing orthodontics, which, in some states, includes managing or operating an orthodontic office;

+  splitting professional fees with orthodontists;

+  owning or controlling the assets of an orthodontic practice;

+  employing orthodontists;

+  maintaining an orthodontist's patient records; or

+  controlling the content of an orthodontist's advertising.

Many states also prohibit orthodontists from paying any portion of fees received for orthodontic services in exchange for a patient referral. In addition, many states impose limits on the tasks an orthodontist may delegate to other staff members. These laws and their interpretation vary from state to state, and regulatory authorities enforce them with broad discretion.

If a court or regulatory authority reviewed our business arrangements with an affiliated orthodontist and concluded that our arrangements did not comply with applicable law, we would have to change those arrangements in a way that might adversely affect us. An affiliated orthodontist may successfully challenge the legality of our long-term service and consulting agreements, and we may be unable to enforce non-competition and other provisions of those agreements. The laws and regulations of states and countries in which we operate or seek to expand may restrict or adversely affect our relationships with orthodontists in those states and countries. The laws and regulations of states and countries in which we currently operate could change or be interpreted in a way that adversely affects our operations and relationships with affiliated orthodontists. We may have to change our contractual relationships, alter our financial arrangements or restrict our operations in those states and countries. These laws and regulations could also prevent us from acquiring the assets of orthodontists or managing practices in those states and countries.

OUR FINANCIAL SUCCESS DEPENDS ON THE EFFORTS AND SUCCESS OF OUR AFFILIATED ORTHODONTISTS, AND OUR BUSINESS COULD SUFFER IF THEY DO NOT SUCCEED OR IF OUR SERVICE OR CONSULTING AGREEMENTS WITH THEM ARE TERMINATED.

We receive fees for services we provide to orthodontic practices under service and consulting agreements. These fees are generally tied to the financial performance of our orthodontic centers, so our success depends on the success of our affiliated orthodontists. Changes in the healthcare industry, such as the growth of managed care organizations and provider networks, may result in lower compensation for the services of our affiliated orthodontists. Our agreements with affiliated orthodontists have terms ranging from 20 to 40 years, with most ranging from 20 to 25 years. Affiliated orthodontists may terminate those agreements for "cause," which generally includes our material breach of the agreement. In certain cases, an affiliated orthodontist may terminate his or her agreement without cause, subject to substitution of another affiliated orthodontist and an obligation not to compete within a specified area. The loss of a substantial number of our agreements with affiliated orthodontists or a material loss of revenue by our affiliated orthodontists, for whatever reason, could materially and adversely affect our financial condition and results of operations.

--------------------------------------------------------------------------------

RISK FACTORS
--------------------------------------------------------------------------------

OTHER ORTHODONTISTS AND DENTISTS COMPETE WITH OUR AFFILIATED ORTHODONTISTS, AND OTHER COMPANIES COMPETE WITH US.

Orthodontics is a highly competitive business in each market in which our orthodontic centers operate. Our affiliated orthodontists face competition from other orthodontists and general dentists in the communities they serve. Many of these competing orthodontists and general dentists have more established practices. Providing business services to orthodontic practices is also a competitive business. We compete with other companies with strategies similar to ours in providing business services to orthodontic practices. Competitors with greater access to financial resources may enter our markets and compete with us. We may not be able to compete successfully with existing or new competitors. Also, additional competition may make it more difficult for us to affiliate with additional orthodontists on terms that are favorable to us. Any of these factors could cause us to become less profitable.

OUR FINANCIAL RESULTS MAY SUFFER IF WE HAVE TO WRITE OFF INTANGIBLE ASSETS.

In connection with our affiliations with existing orthodontic practices, we recorded intangible assets, net of accumulated amortization, of about $175 million on our balance sheet as of June 30, 2000. We may not realize the value of these intangible assets. We expect to engage in additional transactions that will result in our recognition of additional intangible assets and amortization expense. Part of the amortization generated by these intangible assets is not deductible for tax purposes. We evaluate on a regular basis whether events and circumstances have occurred that indicate that all or a portion of the carrying amount of these intangible assets may no longer be recoverable, and is therefore "impaired." Under accounting rules, any future determination that impairment has occurred would require us to write off the impaired portion of unamortized intangible assets, resulting in a charge to our earnings. Such a write-off could have a material adverse effect on our financial condition and results of operations.

WE DEPEND ON A FEW KEY EMPLOYEES, AND IF WE LOSE THEM OUR BUSINESS COULD SUFFER.

Our success depends upon the continued active participation of our senior management, particularly our Chairman of the Board, Dr. Gasper Lazzara, Jr., our Chief Executive Officer and President, Bartholomew F. Palmisano, Sr., our Chief Operating Officer, Michael C. Johnsen, and our Chief Financial Officer, Bartholomew F. Palmisano, Jr. The loss of the services of any of these officers could have a material adverse effect on our business. Our success also depends on our ability to attract and retain other highly qualified managerial personnel.

OUR FINANCIAL RESULTS MAY BE DAMAGED BY SUCCESSFUL CLAIMS AGAINST OUR AFFILIATED ORTHODONTISTS.

We provide business services to orthodontists who provide orthodontic treatment to the public and are exposed to the risk of professional liability and other claims. Those claims, if successful, could result in substantial damage awards. Those awards might exceed the limits of any applicable insurance coverage. Insurance against losses of this type can be expensive. Insurance rates vary from state to state. We do not control the practice of orthodontics by our affiliated orthodontists or their compliance with the legal and other requirements applicable to orthodontists and their practices. A successful malpractice claim against us or an affiliated orthodontist could have a material adverse effect on our financial position and results of operations.

--------------------------------------------------------------------------------
 10

RISK FACTORS
--------------------------------------------------------------------------------

ANTITRUST LAWS COULD LIMIT OUR ABILITY TO OPERATE OR EXPAND.

We are subject to a range of antitrust laws that prohibit anticompetitive conduct, including price fixing, concerted refusals to deal and divisions of markets. These laws may limit our ability to enter into service or consulting agreements with separate orthodontists who compete with one another in the same geographic market.

OUR ANTI-TAKEOVER PROVISIONS MAY PREVENT A CHANGE IN OUR CONTROL, EVEN IF IT WOULD BENEFIT OUR STOCKHOLDERS.

Some of the provisions of Delaware law and our certificate of incorporation and bylaws may discourage a change in our control or make it more difficult to achieve, even if a change in control is in our stockholders' best interests. For example, some board actions require a supermajority vote rather than a simple majority vote. In addition, our certificate of incorporation allows our board of directors to determine the preferences and rights of preferred stock which we may issue without any vote or approval of the holders of our common stock. The rights of common stockholders will be subject to and may be adversely affected by the rights of the holders of any preferred stock that we may issue in the future. Through the issuance of preferred stock with certain powers, the board of directors may prevent changes in our management and control. The board of directors is divided into three classes of directors. Directors from each class serve staggered three-year terms, which may limit our stockholders' ability to replace a majority of our directors.

OUR STOCK PRICE MAY FLUCTUATE, AND YOU MAY NOT BE ABLE TO SELL YOUR SHARES OF OUR COMMON STOCK AT OR ABOVE THE PRICE YOU PAID FOR THEM.

From time to time, the market price of our common stock may fluctuate significantly in response to a variety of factors, including:

+  variations in our financial results;

+ changes in securities analysts' recommendations about our stock or estimates about our earnings, or our failure to achieve estimated results;

+  announcements of material events by us or our competitors;

+  regulatory changes;

+  developments in the healthcare or business services industry;

+  changes in general conditions in the economy or financial markets; and

+  other reasons unrelated to our financial results or condition.

SALES OF SUBSTANTIAL AMOUNTS OF OUR COMMON STOCK, OR THE AVAILABILITY OF THOSE SHARES FOR FUTURE SALE, COULD ADVERSELY AFFECT OUR STOCK PRICE AND LIMIT OUR ABILITY TO RAISE CAPITAL.

As of September 30, 2000, we had outstanding about 48.7 million shares of our common stock. Holders of 1,014,143 shares of our common stock are currently eligible to sell those shares under Rule 144 under the Securities Act of 1933, subject to restrictions on transfer as a result of agreements entered into with us. These shares may not be offered, sold or otherwise transferred prior to December 2000, without a waiver of the restrictions by us or registration under the Securities Act. In December 2000 and 2001, 50% of these shares will be released from these restrictions.

In addition, up to 6,000,000 shares of our common stock may be issued under our three stock option plans. As of September 30, 2000, 1,848,777 shares of our common stock were issuable upon the

--------------------------------------------------------------------------------

RISK FACTORS
--------------------------------------------------------------------------------

exercise of stock options which were outstanding but not exercisable, and 2,043,721 shares of our common stock were issuable upon the exercise of stock options which were outstanding and exercisable. We have registration statements on file with the SEC registering shares of our common stock issuable under our stock option plans. We also intend to issue shares of our common stock from time to time in connection with the development and acquisition of new orthodontic centers. These shares may be issued under a shelf registration statement on file with the SEC or in transactions exempt from registration.

The market price of our common stock could decline as a result of sales of substantial amounts of our common stock in the public market after this offering or the perception that substantial sales could occur. These sales also may make it more difficult for us to sell common stock in the future.

--------------------------------------------------------------------------------
 12

--------------------------------------------------------------------------------

Forward-looking information

This prospectus contains some forward-looking statements about our financial condition, results of operations and business. These statements appear in several sections of this prospectus and generally include any of the words "believe," "expect," "anticipate," "intend," "estimate," "should," "will," "plan" or similar expressions. These forward-looking statements include, without limitation, statements regarding our future growth, development and acquisition of additional orthodontic centers, affiliation with additional orthodontic practices, international expansion, new case starts, national advertising and branding, legal proceedings, advancement of funds to affiliated orthodontists, continued leasing of orthodontic center facilities, ancillary services, funding of our expansion, operations and capital expenditures and payment or nonpayment of dividends.

Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions, many of which are unpredictable and not within our control. Our future results and shareholder values may differ materially from those expressed in these forward-looking statements because of a variety of risks and uncertainties, including:

+  general economic and business conditions;

+ our expectations and estimates concerning future financial performance, financing plans and the impact of competition;

+  anticipated trends in our business;

+  existing and future regulations affecting our business; and

+  other risk factors described under "Risk factors" in this prospectus.

We do not intend to update these forward-looking statements after this prospectus is distributed, even if new information, future events or other circumstances have made them incorrect or misleading as of any future date. For all of these statements, we claim the protection of the safe harbor for forward-looking statements provided in Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Use of proceeds

We estimate that our net proceeds from the sale of the 1,200,000 shares of our common stock that we are offering will be about $32.6 million, assuming an offering price of $29.1875 per share and after deducting underwriting discounts and commissions and the estimated expenses of this offering payable by us. If the underwriters exercise their over-allotment option in full, our net proceeds will be about $40.5 million, assuming an offering price of $29.1875 per share and after deducting underwriting discounts and commissions and the estimated expenses of this offering payable by us. We will not receive any of the proceeds from the sale of shares of our common stock that are being offered by the selling stockholders.

We intend to use all of our net proceeds from this offering to repay outstanding indebtedness under our revolving line of credit, which totaled $52.9 million as of June 30, 2000. Borrowings under our revolving line of credit, which expires on October 8, 2003, bear interest at variable rates based upon the lender's prime rate or LIBOR and, at June 30, 2000, bore interest at 8.0% per year.

--------------------------------------------------------------------------------
 14

--------------------------------------------------------------------------------

Price range of common stock

Our common stock is listed on the New York Stock Exchange under the symbol "OCA." The following table sets forth, for the periods indicated, the range of high and low sale prices per share for our common stock, as reported on the New York Stock Exchange.

                                                                HIGH       LOW
---------------------------------------------------------------------------------
2000:
First quarter...............................................  $20.25     $11.06
Second quarter..............................................   27.44      15.63
Third quarter...............................................   35.31      21.94
Fourth quarter (through October 6, 2000)....................   33.31      26.69

1999:
First quarter...............................................  $20.13     $12.50
Second quarter..............................................   17.25      10.81
Third quarter...............................................   18.94      13.25
Fourth quarter..............................................   18.00      11.00

1998:
First quarter...............................................  $23.25     $15.00
Second quarter..............................................   24.06      17.63
Third quarter...............................................   20.94      13.00
Fourth quarter..............................................   20.44      11.75

At October 6, 2000, the last reported sale price of our common stock was $29.1875 per share, and the number of holders of record of our common stock was 262.

Dividend policy

We have never declared or paid cash dividends on our common stock. We expect that any future earnings will be retained for the growth and development of our business. Accordingly, we do not anticipate that we will declare or pay any cash dividends on our common stock for the foreseeable future. The declaration, payment and amount of future dividends, if any, will depend upon our future earnings, results of operations, financial position and capital requirements, among other factors. In addition, our revolving line of credit does not permit us to pay cash dividends.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Capitalization

The following table provides information about our current portion of long-term debt and total capitalization at June 30, 2000, and as adjusted to give effect to the sale of 1,200,000 shares of our common stock that we are offering, at an assumed offering price of $29.1875 per share, and the application of our net proceeds as described under "Use of Proceeds." The following table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Consolidated Financial Statements and related Notes included elsewhere in this prospectus.

                                                               AS OF JUNE 30, 2000
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                                  (in thousands)
------------------------------------------------------------------------------------
Current portion of long-term debt...........................  $  3,842    $  3,842
                                                              ========    ========
Long-term debt, less current portion........................  $ 54,773    $ 22,189
                                                              --------    --------
Stockholders' equity:
  Preferred stock, $.01 par value per share; 10,000,000
     shares authorized, no shares outstanding...............        --          --
  Common stock, $.01 par value per share; 100,000,000 shares authorized; 48,459,653 shares outstanding actual; and
     49,767,153 shares outstanding, as adjusted(1)..........       484         496
  Additional paid in capital................................   163,533     196,105
  Capital contribution receivable from stockholders.........    (2,491)     (2,491)
  Due from key employees....................................    (4,981)     (4,981)
  Retained earnings.........................................   153,732     153,732
                                                              --------    --------
Total stockholders' equity..................................   310,277     342,861
                                                              --------    --------
Total capitalization........................................  $365,050    $365,050
                                                              ========    ========

------------

(1) Does not include 4,209,970 shares of our common stock issuable upon the exercise of stock options that were granted under our three stock option plans as of June 30, 2000, with a weighted average exercise price of $10.33 per share.

--------------------------------------------------------------------------------
 16

--------------------------------------------------------------------------------

Selected financial data

In the table below, we provide you with our selected historical financial data. We have prepared this statement of income and balance sheet data using our consolidated financial statements for the five years ended December 31, 1999 and the six-month periods ended June 30, 2000 and 1999. The consolidated financial statements for the five years ended December 31, 1999 have been audited by Ernst & Young LLP, independent auditors. The financial statements for the six-month periods ended June 30, 2000 and 1999 have not been audited. When you read this selected historical financial data, it is important that you read along with it the historical financial statements and related notes in our annual and quarterly reports filed with the SEC, as well as the section of this prospectus and our annual and quarterly reports captioned "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                              SIX MONTHS ENDED
                                                     YEAR ENDED DECEMBER 31,                      JUNE 30,
                                       ---------------------------------------------------   -------------------
STATEMENT OF INCOME                     1995       1996       1997       1998       1999       1999       2000
DATA:                                                    (in thousands, except per share data)
----------------------------------------------------------------------------------------------------------------
Net revenue..........................  $41,556   $ 71,273   $117,326   $171,298   $226,290   $104,449   $137,532
                                       -------   --------   --------   --------   --------   --------   --------
Direct expenses:
  Employee costs.....................   11,784     19,895     33,429     46,878     61,224     28,264     36,579
  Orthodontic supplies...............    3,167      5,428      8,789     13,287     17,136      7,846     10,113
  Rent...............................    3,504      6,114     10,299     14,128     18,624      8,551     11,066
  Marketing and advertising..........    4,323      6,644      9,855     15,491     16,874      7,679     10,172
                                       -------   --------   --------   --------   --------   --------   --------
Total direct expenses................   22,778     38,081     62,372     89,784    113,858     52,340     67,930
General and administrative...........    5,108      8,703     13,356     18,104     23,270     10,718     14,152
Depreciation and amortization........    1,448      2,814      5,640      9,124     12,238      5,802      6,780
                                       -------   --------   --------   --------   --------   --------   --------
Operating profit.....................   12,222     21,675     35,958     54,286     76,924     35,589     48,670
Interest (expense) income, net.......    1,995      1,935      1,143        280     (2,204)      (762)    (1,607)
                                       -------   --------   --------   --------   --------   --------   --------
Income before income taxes...........   14,217     23,610     37,101     54,566     74,720     34,827     47,063
Provision for income taxes...........    5,182      9,208     14,469     20,753     28,206     13,147     17,766
                                       -------   --------   --------   --------   --------   --------   --------
Income before cumulative effect of
  change in accounting principle.....    9,035     14,402     22,632     33,813     46,514     21,680     29,297
Cumulative effect of a change in
  accounting principle, net of income
  tax................................       --         --         --         --        678        678         --
                                       -------   --------   --------   --------   --------   --------   --------
Net income...........................  $ 9,035   $ 14,402   $ 22,632   $ 33,813   $ 45,836   $ 21,002   $ 29,297
                                       =======   ========   ========   ========   ========   ========   ========
Net income per share before
  cumulative effect of a change in
  accounting principle(1)............  $   .23   $    .33   $    .50   $    .70   $    .96   $    .45   $    .60
Cumulative effect of a change in
  accounting principle...............       --         --         --         --        .02        .02         --
                                       -------   --------   --------   --------   --------   --------   --------
Net income per share(1)..............  $   .23   $    .33   $    .50   $    .70   $    .94   $    .43   $    .60
                                       =======   ========   ========   ========   ========   ========   ========
Weighted average shares
  outstanding(1).....................   39,094     43,708     45,414     48,502     48,643     48,665     49,238

                                                       AS OF DECEMBER 31,
                                       ---------------------------------------------------     AS OF JUNE 30,
                                        1995       1996       1997       1998       1999            2000
BALANCE SHEET DATA:                                                 (in thousands)
----------------------------------------------------------------------------------------------------------------
Cash and cash equivalents............  $18,779   $ 11,827   $  9,865   $  1,601   $  5,822        $  7,725
Working capital......................   43,778     40,219     68,243     59,634    102,276         120,729
Total assets.........................   92,573    145,099    228,975    296,798    367,022         402,372
Total debt...........................    4,490      3,397     10,393     31,332     58,793          58,615
Total equity.........................   77,313    114,887    190,740    231,159    278,527         310,277

------------

(1) These amounts represent the full dilutive effect of the exercise of common equivalent shares (stock options) outstanding during the year. See Note 6 to our Consolidated Financial Statements included elsewhere in this prospectus.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Management's discussion and analysis of financial condition and results of operations

GENERAL

Dr. Gasper Lazzara, Jr. and Bartholomew F. Palmisano, Sr. established our business in 1985. At June 30, 2000, we provided integrated business services to 566 orthodontic centers with 387 affiliated orthodontists throughout the United States and in Japan, Mexico and Puerto Rico.

The following table provides information about the growth in the number of our orthodontic centers for the periods shown:

                                                                                     SIX MONTHS
                                                           YEAR ENDED DECEMBER 31,     ENDED
                                                  --------------------------------    JUNE 30,
                                                  1995   1996   1997   1998   1999      2000
-----------------------------------------------------------------------------------------------
Number of centers at beginning of period........   75    145    247    360    469       537
Number of centers developed during period.......   44     53     58     54     36         8
Number of centers acquired during period........   29     68     78     66     32        25
Number of centers consolidated during period....   (3)   (19)   (23)   (11)    --        (4)
                                                  ---    ---    ---    ---    ---       ---
Number of centers at end of period..............  145    247    360    469    537       566
                                                  ===    ===    ===    ===    ===       ===

Of the 566 orthodontic centers at June 30, 2000, 296 were developed by us and 341 were existing orthodontic practices whose assets we acquired, of which 71 were consolidated. We expect that future growth in the number of our orthodontic centers will come from both developing orthodontic centers with existing and newly recruited orthodontists and acquiring the assets of, and affiliating with, existing orthodontic practices.

Generally, when we develop a new orthodontic center, all patients treated at the orthodontic center are new patients and, in the first several months after commencing operations, the orthodontic center is open only for a limited number of days each month as new patients are added. Our orthodontic centers have generally become increasingly more productive and profitable as more new patients are added and existing patients return for monthly follow-up visits. After 26 months of operations, an orthodontic center's growth in patient base has typically begun to stabilize as the initial patients complete treatment. An orthodontic center can increase the number of patients treated by improving the efficiency of its clinical staff, increasing patient treatment intervals and adding operating days or orthodontists. Our orthodontic centers may also increase revenue by implementing periodic price increases. Established practices with which we have affiliated have typically increased their revenue by applying our operating strategies and systems, including increased advertising and efficient patient scheduling.

We earn our revenue from long-term service or consulting agreements entered into with our affiliated orthodontists. Under the service agreements, the affiliated orthodontist pays us a fee equal to about 24% of new patient contract balances in the first month of treatment plus the balance ratably over the remainder of the patient contracts, which average 26 months, less amounts retained by the affiliated orthodontist. Since January 1, 1997, 1.0% of our annual net revenue has been uncollectible.

The amounts retained by an affiliated orthodontist depend on his or her financial performance, based in significant part on profitability on a cash basis. Amounts retained by an affiliated orthodontist who operates a newly developed orthodontic center are typically reduced by operating losses on a cash basis because of start-up expenses. We add an affiliated orthodontist's share of these operating losses to our

--------------------------------------------------------------------------------
 18

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

fee in the period during which the operating losses are incurred, with these fees aggregating about $1.6 million for the six months ended June 30, 2000.

The terms of consulting agreements vary depending upon the regulatory requirements of the particular state in which an orthodontic center is located. In a limited number of states, we may only provide consulting services to orthodontists and may not provide management services for an orthodontist's practice. The consulting fee payable to us is determined at the time of affiliation, is generally limited to compensation for the specific consulting services performed and based on criteria such as the number of hours of operations of the applicable orthodontic centers.

We provide our affiliated orthodontists with business, operational and marketing services, including implementing advertising and marketing programs, preparing budgets, providing staff, purchasing inventory, providing patient scheduling systems, billing and collecting fees, providing office space and equipment and maintaining records. Operating expenses of the orthodontic centers are our expenses and are recognized as incurred.

Employee costs consist of wages, salaries and benefits paid to all of our employees, including orthodontic assistants, business staff and management personnel. General and administrative expenses consist of provision for losses of patient contracts and receivables, professional service fees, maintenance and utility costs, office supply expense, telephone expense, taxes, license fees, printing expense and shipping expense.

Patient contracts are for terms averaging 26 months and are payable in equal monthly installments throughout the term of treatment, except for the last month when a final payment is made. During the first quarter of 1999, our affiliated orthodontists generally implemented a fee increase from $98 per month to $109 per month, with an increase in the final payment from $398 to $436. During the first six months of 2000, about 30% of our affiliated orthodontists implemented a fee increase from $109 per month to $119 per month, with an increase in the final payment from $436 to $476. If a patient discontinues treatment prior to expiration of the term of his or her contract, the patient is generally required to pay the fees earned by the affiliated orthodontist through the date of termination, which may exceed the amount of fees billed through that date. Patients generally may transfer to another of our orthodontic centers for completion of their treatment and continue to pay the remaining balance under their existing patient contract.

--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

RESULTS OF OPERATIONS

The following table provides information about the percentage of net revenue represented by some of the items in our consolidated statements of income.

                                                                              SIX MONTHS ENDED
                                                 YEAR ENDED DECEMBER 31,              JUNE 30,
                                               -------------------------     -----------------
                                                1997      1998      1999       1999       2000
----------------------------------------------------------------------------------------------
Net revenue..................................  100.0%    100.0%    100.0%    100.0%     100.0%
Direct expenses:
  Employee costs.............................   28.5      27.4      27.1      27.1       26.6
  Orthodontic supplies.......................    7.5       7.8       7.6       7.5        7.4
  Rent.......................................    8.8       8.2       8.2       8.1        8.0
  Marketing and advertising..................    8.4       9.0       7.5       7.4        7.4
                                               -----     -----     -----     -----      -----
          Total direct expenses..............   53.2      52.4      50.4      50.1       49.3
General and administrative...................   11.4      10.6      10.3      10.3       10.3
Depreciation and amortization................    4.8       5.3       5.4       5.6        4.9
                                               -----     -----     -----     -----      -----
Operating profit.............................   30.6      31.7      33.9      34.0       35.4
Interest (income) expense....................   (1.0)     (0.2)      1.0       0.7        1.2
                                               -----     -----     -----     -----      -----
Income before income taxes...................   31.6      31.9      32.9      33.3       34.2
Provision for income taxes...................   12.3      12.2      12.5      12.5       12.9
                                               -----     -----     -----     -----      -----
Net income...................................   19.3%     19.7%     20.4%     20.8%      21.3%
                                               =====     =====     =====     =====      =====

SIX MONTHS ENDED JUNE 30, 2000 COMPARED TO SIX MONTHS ENDED JUNE 30, 1999

NET REVENUE

Net revenue increased $33.1 million, or 31.7%, to $137.5 million for the six months ended June 30, 2000 from $104.4 million for the six months ended June 30, 1999. We attribute $22.1 million of this increase to the growth in net revenue of orthodontic centers open throughout both periods and $11.0 million of this increase to orthodontic centers opened since January 1, 1999. The number of patient contracts increased to about 305,000 at June 30, 2000 from about 233,000 at June 30, 1999.

EMPLOYEE COSTS

Employee costs increased $8.3 million, or 29.4%, to $36.6 million for the six months ended June 30, 2000 from $28.3 million for the six months ended June 30, 1999. As a percentage of net revenue, however, employee costs decreased to 26.6% for the six months ended June 30, 2000 from 27.1% for the six months ended June 30, 1999. The percentage decrease primarily reflects capacity efficiencies achieved through general changes to patient treatment schedules by our affiliated orthodontists, which resulted in fewer treatments per patient contract.

ORTHODONTIC SUPPLIES

Orthodontic supplies expense increased $2.3 million, or 28.9%, to $10.1 million for the six months ended June 30, 2000 from $7.8 million for the six months ended June 30, 1999. As a percentage of net revenue, however, orthodontic supplies expense decreased to 7.4% for the six months ended June 30, 2000 from 7.5% for the six months ended June 30, 1999, due to cost improvements attained through bulk purchasing and our proprietary inventory control and ordering system.

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
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RENT

Rent expense increased $2.5 million, or 29.4%, to $11.1 million for the six months ended June 30, 2000 from $8.6 million for the six months ended June 30, 1999. We attribute the increase in this expense to orthodontic centers affiliated, opened or relocated after June 30, 1999. As a percentage of net revenue, however, rent expense decreased to 8.0% for the six months ended June 30, 2000 from 8.2% for the six months ended June 30, 1999. We attribute the decrease in the percentage to the growth in revenue for orthodontic centers developed or affiliated after January 1, 1999, and the relatively fixed nature of rent expense.

MARKETING AND ADVERTISING

Marketing and advertising expense increased $2.5 million, or 32.5%, to $10.2 million for the six months ended June 30, 2000 from $7.7 million for the six months ended June 30, 1999. The increase in this expense resulted primarily from increases in marketing and advertising related to growth in net revenue for existing orthodontic centers as well as marketing and advertising for orthodontic centers added after June 30, 1999. As a percentage of net revenue, marketing and advertising expense remained constant at 7.4% for the six months ended June 30, 2000 and June 30, 1999.

GENERAL AND ADMINISTRATIVE

General and administrative expense increased $3.4 million, or 32.0%, to $14.1 million for the six months ended June 30, 2000 from $10.7 million for the six months ended June 30, 1999. The increase in general and administrative expense resulted primarily from the addition of orthodontic centers and increases in our affiliated orthodontists' patient base after June 30, 1999. As a percentage of net revenue, general and administrative expense remained constant at 10.3% for the six months ended June 30, 2000 and June 30, 1999.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization expense increased $1.0 million, or 16.9%, to $6.8 million for the six months ended June 30, 2000 from $5.8 million for the six months ended June 30, 1999. The increase in this expense is a result of the fixed assets acquired and service agreements entered into for orthodontic centers developed, acquired or relocated after June 30, 1999. As a percentage of net revenue, however, depreciation and amortization expense decreased to 4.9% for the six months ended June 30, 2000 from 5.6% for the six months ended June 30, 1999.

OPERATING PROFIT

Operating profit increased $13.1 million, or 36.8%, to $48.7 million for the six months ended June 30, 2000 from $35.6 million for the six months ended June 30, 1999. As a percentage of net revenue, operating profit increased to 35.4% for the six months ended June 30, 2000 from 34.0% for the six months ended June 30, 1999 as a result of the factors discussed above.

INTEREST

Net interest expense increased $850,000, or 110.9%, to $1.6 million for the six months ended June 30, 2000 from $760,000 for the six months ended June 30, 1999. As a percentage of net revenue, net interest expense increased to 1.2% for the six months ended June 30, 2000 from 0.7% for the six months ended June 30, 1999. The increase in this expense resulted from an increase since June 30, 1999 in the average balance of borrowings under our $100.0 million revolving line of credit associated with expansion in new and existing markets and an increase in the average interest rate charged for those borrowings.

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
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PROVISION FOR INCOME TAXES

Provision for income taxes increased $4.6 million, or 35.1%, to $17.8 million for the six months ended June 30, 2000 from $13.1 million for the six months ended June 30, 1999. Our effective income tax rate was 37.8% for the six months ended June 30, 2000 and for the six months ended June 30, 1999.

CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE

In accordance with the adoption of Statement of Position 98-5, Reporting on the Costs of Start-Up Activities, we recorded a cumulative effect of a change in accounting principle of $678,000 (net of an income tax benefit of $410,000) in the six months ended June 30, 1999.

NET INCOME

Net income increased $8.3 million, or 39.5%, to $29.3 million for the six months ended June 30, 2000 from $21.0 million for the six months ended June 30, 1999. As a percentage of net revenue, net income increased to 21.3% for the six months ended June 30, 2000 from 20.8% for the six months ended June 30, 1999 as a result of the factors discussed above.

1999 COMPARED TO 1998

NET REVENUE

Net revenue increased $55.0 million, or 32.1%, to $226.3 million for 1999 from $171.3 million for 1998. We attribute $31.0 million of this increase to the growth in net revenue of orthodontic centers open throughout 1998 and 1999, and $24.0 million of this increase to orthodontic centers opened since January 1, 1998. The number of patient contracts increased to about 268,000 at December 31, 1999 from about 195,000 at December 31, 1998.

EMPLOYEE COSTS

Employee costs increased $14.3 million, or 30.6%, to $61.2 million for 1999 from $46.9 million for 1998. As a percentage of net revenue, however, employee costs decreased to 27.1% for 1999 from 27.4% for 1998. The percentage decrease primarily reflects efficiencies achieved through a general change to longer patient treatment intervals by our affiliated orthodontists, which resulted in fewer treatments per patient contract.

ORTHODONTIC SUPPLIES

Orthodontic supplies expense increased $3.8 million, or 29.0%, to $17.1 million for 1999 from $13.3 million for 1998. As a percentage of net revenue, however, orthodontic supplies expense decreased to 7.6% for 1999 from 7.8% for 1998. Cost improvements attained through bulk purchasing were partially offset by increased expense associated with an increased percentage of new patient treatment days, which require greater orthodontic supplies per patient, associated with the opening of additional orthodontic centers.

RENT

Rent expense increased $4.5 million, or 31.8%, to $18.6 million for 1999 from $14.1 million for 1998. We attribute the increase in this expense to orthodontic centers affiliated, opened or relocated after 1998. As a percentage of net revenue, however, rent remained constant at 8.2% for 1998 and 1999.

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
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MARKETING AND ADVERTISING

Marketing and advertising expense increased $1.4 million, or 8.9%, to $16.9 million for 1999 from $15.5 million for 1998. The increase in this expense resulted primarily from increases in marketing and advertising related to growth in net revenue for existing orthodontic centers as well as marketing and advertising for orthodontic centers added after 1998. As a percentage of net revenue, however, marketing and advertising expense decreased to 7.5% for 1999 from 9.0% for 1998. We attribute the decrease in this expense as a percentage of net revenue to changes in our marketing department designed to eliminate costs not related to the purchase of media advertisements.

GENERAL AND ADMINISTRATIVE

General and administrative expense increased $5.2 million, or 28.5%, to $23.3 million for 1999 from $18.1 million for 1998. The increase in general and administrative expense resulted primarily from the addition of orthodontic centers after 1998. As a percentage of net revenue, however, general and administrative expense decreased to 10.3% for 1999 from 10.6% for 1998. General and administrative expense decreased as a percentage of net revenue as a result of lower average start-up costs for orthodontic centers developed after 1998.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization expense increased $3.1 million, or 34.1%, to $12.2 million for 1999 from $9.1 million for 1998. As a percentage of net revenue, depreciation and amortization expense increased to 5.4% for 1999 from 5.3% for 1998. The increase in this expense is a result of the fixed assets acquired and service agreements entered into for orthodontic centers developed, acquired or relocated after 1998.

OPERATING PROFIT

Operating profit increased $22.6 million, or 41.7%, to $76.9 million for 1999 from $54.3 million for 1998. As a percentage of net revenue, operating profit increased to 33.9% for 1999 from 31.7% for 1998 as a result of the factors discussed above.

INTEREST

We incurred net interest expense of $2.2 million for 1999, compared to net interest income of $280,000 for 1998. The increase in net interest expense resulted from the interest incurred on borrowings under our $100.0 million revolving line of credit associated with expansion in new and existing markets.

PROVISION FOR INCOME TAXES

Provision for income taxes increased $7.4 million, or 35.9%, to $28.2 million for 1999 from $20.8 million for 1998. Our effective income tax rate was 37.8% for 1999 and 1998.

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE

In accordance with the adoption of Statement of Position 98-5, Reporting on the Costs of Start-Up Activities, we recorded a cumulative effect of a change in accounting principle of $678,000 (net of an income tax benefit of $410,000) during 1999.

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
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NET INCOME

Net income increased $12.0 million, or 35.6%, to $45.8 million for 1999 from $33.8 million for 1998. As a percentage of net revenue, net income increased to 20.4% for 1999 from 19.7% for 1998 as a result of the factors discussed above.

1998 COMPARED TO 1997

NET REVENUE

Net revenue increased $54.0 million, or 46.0%, to $171.3 million for 1998 from $117.3 million for 1997. We attribute $19.6 million of this increase to the growth in net revenue of orthodontic centers open throughout 1997 and 1998, and $33.8 million of this increase to orthodontic centers opened since January 1, 1997, with the remainder due to increases in other management fees, primarily our affiliated orthodontists' share of the operating losses of newly developed orthodontic centers. The number of patient contracts increased to about 195,000 at December 31, 1998 from about 130,000 at December 31, 1997.

EMPLOYEE COSTS

Employee costs increased $13.5 million, or 40.2%, to $46.9 million for 1998 from $33.4 million for 1997. As a percentage of net revenue, however, employee costs decreased to 27.4% for 1998 from 28.5% for 1997. The percentage decrease primarily reflects efficiencies achieved through a general change to longer patient treatment intervals by our affiliated orthodontists, which resulted in fewer treatments per patient contract.

ORTHODONTIC SUPPLIES

Orthodontic supplies expense increased $4.5 million, or 51.2%, to $13.3 million for 1998 from $8.8 million for 1997. As a percentage of net revenue, orthodontic supplies expense increased to 7.8% for 1998 from 7.5% for 1997. Cost improvements attained through bulk purchasing were offset by increased expense associated with an increased percentage of new patient treatment days, which require greater orthodontic supplies per patient, associated with the opening of additional orthodontic centers.

RENT

Rent expense increased $3.8 million, or 37.2%, to $14.1 million for 1998 from $10.3 million for 1997. We attribute the increase in this expense to orthodontic centers affiliated, opened or relocated after 1997. As a percentage of net revenue, however, rent expense decreased to 8.2% for 1998 from 8.8% for 1997. The decrease in the percentage was attributable to the growth in revenue for orthodontic centers developed or affiliated after January 1, 1998 and the relatively fixed nature of rent expense.

MARKETING AND ADVERTISING

Marketing and advertising expense increased $5.6 million, or 57.2%, to $15.5 million for 1998 from $9.9 million for 1997. The increase in this expense resulted primarily from increases in marketing and advertising related to growth in net revenue for existing orthodontic centers as well as marketing and advertising for orthodontic centers added after 1997. As a percentage of net revenue, marketing and advertising expense increased to 9.0% for 1998 from 8.4% for 1997. We attribute the increase in this expense as a percentage of net revenue to the initiation of marketing in larger media markets, which generally have relatively higher advertising rates, after 1997.

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS
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GENERAL AND ADMINISTRATIVE

General and administrative expense increased $4.7 million, or 35.6%, to $18.1 million for 1998 from $13.4 million for 1997. The increase in general and administrative expense resulted primarily from the addition of orthodontic centers after 1997. As a percentage of net revenue, however, general and administrative expense decreased to 10.6% for 1998 from 11.4% for 1997. General and administrative expense decreased as a percentage of net revenue as a result of lower average startup costs for orthodontic centers developed after 1997.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization expense increased $3.5 million, or 61.8%, to $9.1 million for 1998 from $5.6 million for 1997. As a percentage of net revenue, depreciation and amortization expense increased to 5.3% for 1998 from 4.8% for 1997. The increase in this expense is a result of the fixed assets acquired and service agreements entered into for orthodontic centers developed, acquired or relocated after 1997.

OPERATING PROFIT

Operating profit increased $18.3 million, or 50.9%, to $54.3 million for 1998 from $36.0 million for 1997. As a percentage of net revenue, operating profit increased to 31.7% for 1998 from 30.6% for 1997 as a result of the factors discussed above.

INTEREST

Net interest income decreased $860,000, or 75.5%, to $280,000 for 1998 from $1.1 million for 1997. The decrease in net interest income resulted from a decrease in our average investment balance resulting from the investment of unexpended proceeds from our June 1995 and November 1997 public offerings and borrowings under our revolving line of credit after January 1, 1998 associated with expansion in new and existing markets.

PROVISION FOR INCOME TAXES

Provision for income taxes increased $6.3 million, or 43.4%, to $20.8 million for 1998 from $14.5 million for 1997. Our effective income tax rate was 37.8% for 1998 and 39.0% for 1997.

NET INCOME

Net income increased $11.2 million to $33.8 million for 1998 from $22.6 million for 1997. As a percentage of net revenue, net income increased to 19.7% for 1998 from 19.3% for 1997 as a result of the factors discussed above.

QUARTERLY OPERATING RESULTS

The following table provides information about our unaudited quarterly operating results for 1998, 1999 and the first six months of 2000. We believe that the following information includes all of the adjustments, consisting of normal recurring accruals and adjustments necessary to convert our cash basis accounting records to an accrual basis, considered necessary for a fair presentation of our consolidated financial position and our consolidated results of operations for these periods in accordance with generally accepted accounting principles. Results of operations for any particular

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
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--------------------------------------------------------------------------------

quarter are not necessarily indicative of results of operations for a full year or predictive of future periods.

                                                                  QUARTERS ENDED
                                         1998                                     1999                          2000
                        --------------------------------------   --------------------------------------   -----------------
                        MAR. 31   JUNE 30   SEPT. 30   DEC. 31   MAR. 31   JUNE 30   SEPT. 30   DEC. 31   MAR. 31   JUNE 30
                                                                  (in thousands)
---------------------------------------------------------------------------------------------------------------------------
Net revenue...........  $37,693   $41,527   $44,697    $47,381   $49,048   $55,401   $59,770    $62,071   $65,765   $71,767
Operating profit......   12,058    13,243    13,922     15,063    16,666    18,923    20,094     21,241    23,197    25,473

SEASONALITY

Our orthodontic centers have experienced their highest volume of new cases in the summer and other periods when schools are not typically in session. During these periods, children have a greater opportunity to visit an orthodontist to commence treatment. Consequently, our orthodontic centers have experienced higher revenue during the first and third quarters of the year as a result of increased patient starts. During the Thanksgiving and Christmas seasons, our orthodontic centers have experienced reduced volume and fourth quarter revenue for our orthodontic centers has been generally lower as compared to other periods. Seasonality in recent periods has been mitigated by the impact of additional orthodontic centers.

LIQUIDITY AND CAPITAL RESOURCES

Our development and acquisition costs, capital expenditures and working capital needs have been, and we expect will continue to be, financed through a combination of cash flow from operations, bank borrowings and the issuance of notes and shares of our common stock. We intend to continue to lease, rather than purchase, facilities for our orthodontic centers, to maximize our available capital.

Our net cash provided by operations for the six months ended June 30, 2000 was $20.2 million, for the six months ended June 30, 1999 was $10.4 million, for 1999 was $23.3 million, for 1998 was $22.1 million and for 1997 was $9.0 million. Due to a change of income tax payment methods, cash paid for income taxes during 1999 exceeded the 1999 provision by $7.0 million. Our working capital at June 30, 2000 was $121.0 million, at December 31, 1999 was $102.3 million and at December 31, 1998 was $59.6 million, including cash and cash equivalents at June 30, 2000 of $7.7 million, at December 31, 1999 of $5.8 million and at December 31, 1998 of $1.6 million.

Unbilled patient receivables (which represent patient revenue earned under patient contracts in excess of the amount billed under those patient contracts) at June 30, 2000 were $79.4 million, at December 31, 1999 were $65.8 million and at December 31, 1998 were $46.3 million. These increases were primarily due to an increase in the number of patients being treated and the amount of the fee charged for treatment.

Our net cash used in investing activities for the six months ended June 30, 2000 was $20.5 million, for the six months ended June 30, 1999 was $18.6 million, for 1999 was $43.1 million, for 1998 was $43.2 million and for 1997 was $42.7 million.

Our capital expenditures consist primarily of the costs associated with the development of additional orthodontic centers. The average cost of developing a new orthodontic center is about $255,000, including the cost of equipment, leasehold improvements, working capital and start-up losses associated with the initial operations of the orthodontic center. These costs are shared by us and the particular affiliated orthodontist. We assist affiliated orthodontists in obtaining financing for their share of these costs through our primary lender by providing the lender a guaranty of these loans. At June 30, 2000, we guaranteed about $3.7 million of these loans. We intend to continue to make

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
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--------------------------------------------------------------------------------

advances of about $40,000 to newly-affiliated orthodontists during the first year of an orthodontic center's operations, which advances bear no interest and typically are repaid during the second year of the orthodontic center's operations. We intend to fund these advances and any continued financing through a combination of bank borrowings, cash from operations and our net proceeds from this offering.

Of the 566 orthodontic centers at June 30, 2000, 341 were acquired through the acquisition of the assets of, and the affiliation with, existing orthodontic practices. During 1999, we entered into preliminary or final agreements to acquire the assets of, and affiliate with, 25 existing orthodontic practices operating at 32 locations and made payments to practices with which we affiliated in earlier periods with a total acquisition cost of about $21.7 million, consisting of an aggregate principal amount of $3.6 million of promissory notes issued by us and an aggregate of 80,000 shares of our common stock, with the remainder of about $17.2 million being paid in cash. At June 30, 2000, outstanding indebtedness under promissory notes we issued to affiliated orthodontists to acquire the assets of existing orthodontic practices was about $5.8 million, with maturities ranging from one to three years and interest rates ranging from 7.43% to 8.75% per year.

Our financing activities included the repayment of notes to banks and our affiliated orthodontists in the amount, for the six months ended June 30, 2000 of $1.8 million, for the six months ended June 30, 1999 of $2.6 million, for 1999 of $6.7 million, for 1998 of $7.9 million, and for 1997 of $6.7 million. Our financing activities also included proceeds from the issuance of our common stock in the amount, for the six months ended June 30, 2000 of $2.1 million, for the six months ended June 30, 1999 of $866,000, for 1999 of $114,000, for 1998
of $595,000, and for 1997 of $38.3 million.

We entered into a $100.0 million revolving line of credit with a lending group consisting of First Union National Bank, Bank of America FSB, Bank One Texas, N.A. and Citibank, N.A. in October 1998. Wachovia Bank was added to this lending group in 1999. The line of credit provides an aggregate of $100.0 million for general working capital needs and expansion of the number of orthodontic centers, and bears interest at varying rates above the lender's prime rate or LIBOR. Amounts borrowed under the line of credit are secured by a security interest in all of our assets, including our accounts receivable and equipment. At June 30, 2000, $52.9 million of indebtedness was outstanding under the line of credit. See "Use of Proceeds" and Note 5 to our Consolidated Financial Statements that are included elsewhere in this prospectus.

We expect that we will require cash in the future primarily for developing additional orthodontic centers, acquiring assets from and affiliating with additional affiliated orthodontists, capital expenditures, repayment of long-term debt, payment of income taxes and general corporate purposes. Our cash needs could significantly change depending upon our ability to recruit orthodontists, find appropriate sites, enter into long-term service or consulting agreements and acquire the assets of existing orthodontic practices. We believe that the combination of our net proceeds from this offering, funds available under our revolving line of credit and cash flow from operations will be sufficient to meet our anticipated funding requirements for at least the next 12 months.

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--------------------------------------------------------------------------------

Business

OVERVIEW

We are the leading provider of integrated business services to orthodontists. Since 1985, we have executed a retail-oriented approach to developing orthodontic practices, which we believe has resulted in significant increases in productivity and profitability for our affiliated orthodontists. As of June 30, 2000, we were affiliated with 387 orthodontists practicing in 566 orthodontic centers located throughout the United States and parts of Japan, Mexico and Puerto Rico.

During 1999, our net revenue increased 32.1% to $226.3 million and our net income increased 35.6% to $45.8 million, as compared to 1998. During the first six months of 2000, our net revenue increased 31.7% to $137.5 million, and our net income increased 39.5% to $29.3 million, as compared to the first six months of 1999. As of June 30, 2000, our affiliated orthodontists were treating a total of 305,146 patients, with total patient contract balances for orthodontic services performed or to be performed of $425.7 million.

We provide our affiliated orthodontists with business, operational and marketing expertise that enables them to realize significantly greater productivity, practice revenue and patient volume, while maintaining high quality orthodontic care. Our services include:

+ developing and implementing aggressive marketing plans for our orthodontic centers, using television, radio and print advertising and internal marketing programs to increase patient volume;

+ implementing our proprietary operating systems and innovative office designs to increase productivity;

+ integrating our proprietary, user-friendly management information systems to provide timely information and to enhance operational and accounting controls; and

+ combining our proprietary online ordering system and our bulk purchasing power to reduce orthodontic supply costs.

We believe that our affiliated orthodontists have experienced significantly greater operating results than traditional orthodontists, including significantly greater patient volume, productivity and patient revenue, as reflected in the following table:

                                            OCA AFFILIATED ORTHODONTISTS(1)   TRADITIONAL ORTHODONTISTS(2)
                                            -------------------------------   ----------------------------
                                                          (average amounts per orthodontist)
Annual advertising expenditures...........              $64,426                          $4,400
Treatment fees per patient:
  Down payment per patient(3).............              $     0                          $  976
  Total fees per patient(3)(4)............              $ 3,379                          $3,904
New case starts per year(5)...............                  513                             200
Patients treated per operating day(5).....                   78                              45
Patient fees per operating day(5).........              $ 6,500                          $3,000

------------

(1) Information for OCA affiliated orthodontists is for 1999.
(2) Information for traditional orthodontists is for 1998, and is derived from the 1999 Journal of Clinical Orthodontists Orthodontic Practice Study, a biannual study of the U.S. orthodontic industry. Information for 1999 has not been published.
(3) For traditional orthodontists, this amount represents a weighted average.
(4) For OCA affiliated orthodontists, this amount represents the standard fee for a term of treatment that averages 26 months.
(5) For OCA affiliated orthodontists, this amount is based upon orthodontists who had been affiliated with OCA for at least 12 months as of January 1, 1999.

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BUSINESS
--------------------------------------------------------------------------------

THE ORTHODONTIC INDUSTRY

INDUSTRY OVERVIEW

The U.S. orthodontic industry generates about $4.0 billion in annual gross revenues, with the average orthodontic practice generating gross revenues of about $600,000 per year, according to the 1999 Journal of Clinical Orthodontists Orthodontic Practice Study, a biannual study by the Journal of Clinical Orthodontists (JCO) of the U.S. orthodontic industry. Orthodontics is generally an elective procedure, with about 75% of payments for orthodontic services made directly by the patient and standard dental insurance covering about 25%. Managed care represents a small percentage of revenues generated in the orthodontic industry.

In 1998, orthodontists in the United States initiated treatment for about 1.8 million patients, according to the 1999 JCO Study. Of these patients, 77.6% were between the ages of nine and 18 and the remaining 22.4% were primarily adults between the ages of 25 and 35.

A study published in 1994 by members of the Department of Orthodontics of the University of Florida concluded that many more children could benefit from orthodontic treatment than were receiving it, due to costs of treatment and lack of awareness. Based on that study and management's experience in the orthodontic industry, we believe that the total market for orthodontic services substantially exceeds the number of patients currently seeking treatment.

According to the 1999 JCO Study, the number of orthodontists practicing in the United States has remained at about the same level since 1989. The U.S. orthodontic industry includes about 9,000 orthodontists and is currently highly fragmented, with about 86% of the practicing orthodontists acting as sole practitioners. According to the 1999 JCO Study, 9.8% of orthodontists practicing in the United States are affiliated with a practice management company or other management services organization. Orthodontists must complete up to three years of postgraduate studies following completion of dental programs. Many dentists who are not orthodontists also perform certain orthodontic services. Data relating to these dentists are not included in the 1999 JCO Study.

The following table provides information about the U.S. orthodontic industry for each of the years presented:

                                  1990         1991         1992         1993         1994         1995         1996        1998*
---------------------------------------------------------------------------------------------------------------------------------
Number of practicing
 orthodontists............       8,720        8,760        8,856        8,958        9,060        9,098        9,115        8,934
Number of new patient
 cases....................   1,308,000    1,314,000    1,416,960    1,478,070    1,540,200    1,592,150    1,640,700    1,786,800
Average fee per case......      $3,050       $3,221       $3,401       $3,447       $3,492       $3,649       $3,703       $3,904

------------
* Information for 1997 and 1999 has not been published.

TRADITIONAL ORTHODONTIC PRACTICES

According to the 1999 JCO Study, during 1998, the average orthodontist initiated treatment on 200 patients, treated 45 patients per operating day and maintained 450 active cases. In addition, the average orthodontic practice generated gross fees of about $600,000. In 1998, standard case fees in traditional orthodontic practices averaged about $3,890 for children and about $4,180 for adults, with a weighted average fee of $3,904. The charges for preliminary appointments, including a required down payment, averaged $970 to $1,050, with a weighted average of $976, or about 25% of the total fee.

The traditional orthodontic practice typically includes a sole orthodontist, who practices at a single primary location or at an average of less than one satellite office, with an average of about three orthodontic assistants and two business office personnel. At a typical orthodontic office, chairs are arranged in an open room in a somewhat circular pattern. Both the orthodontist and orthodontic

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BUSINESS
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assistant must complete treatment on a particular patient before treating the next patient. The traditional orthodontic office is structured so that the orthodontist rotates from one patient to another, as an orthodontic assistant completes the orthodontic work. In the traditional practice, the orthodontist manages the business aspects of the practice and typically does not use third party management services.

OCA AFFILIATED ORTHODONTIC PRACTICES

We believe that our retail-oriented approach to developing orthodontic practices has resulted in significant increases in productivity and profitability for our affiliated orthodontists. Orthodontists who had been affiliated with us for at least three years earned pre-tax income of about $420,000 during 1999, which was 40% higher than the average pre-tax income of $300,000 reported in the 1999 JCO Study as earned by orthodontists in the United States during 1998.

We develop and implement marketing plans for our orthodontic centers, using television, radio and print advertising and internal marketing promotions. During 1999, we spent an average of $64,426 per affiliated orthodontist on direct marketing costs and advertising. In contrast, traditional orthodontists, who rely primarily on referrals from dentists and patients, spent an average of $4,400 on marketing and advertising in 1998.

We believe our marketing and advertising strategy has allowed our affiliated orthodontists to generate significantly greater patient volume than traditional orthodontists. Each of our affiliated orthodontists who had been affiliated with us for at least one year generated an average of 513 new case starts during 1999, as compared to the 1998 national average of 200 new case starts per orthodontist. During 1999, our affiliated orthodontists generated a total of 126,307 new case starts. At June 30, 2000, the total patient contract balances of our affiliated orthodontists for orthodontic services performed or to be performed was $425.7 million.

Our operating systems and office designs, along with the efficient use of an average of five orthodontic assistants per orthodontic center, have enabled our affiliated orthodontists to treat more patients per day as compared to traditional orthodontists. Our innovative office designs permit an affiliated orthodontist to treat patients without moving from room to room. Our proprietary patient scheduling system groups appointments by the type of procedure and dedicates certain days exclusively to new patients. Our affiliated orthodontists practicing in orthodontic centers open throughout 1998 treated an average of 78 patients per operating day during 1999, as compared to an average of 45 patients per operating day treated during 1998 by orthodontists in the United States generally.

OPERATING STRATEGY

We believe we add value to our affiliated orthodontists' practices by providing superior and innovative services that are designed to enhance productivity and increase profitability. Key elements of our operating strategy include:

EMPHASIZING HIGH QUALITY PATIENT CARE

We believe that affiliating with orthodontists who provide high quality patient care is a key to our success. All of our affiliated orthodontists are graduates of accredited orthodontic training programs and participate in advisory committees that meet each year to perform peer review studies and to consult with our affiliated orthodontists. In addition, we provide operating systems and support that we believe enhance the ability of our affiliated orthodontists to provide quality patient care. Senior clinical technicians and the clinical staff receive training in procedures which enhance the level of patient service. Quality of care is monitored through on-site evaluations, patient surveys and peer review procedures administered by our affiliated orthodontists.

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STIMULATING DEMAND FOR ORTHODONTIC SERVICES THROUGH MARKETING AND ADVERTISING

We develop and implement aggressive marketing plans for our orthodontic centers, using television, radio and print advertising and internal marketing promotions. We tailor advertisements to local markets and prominently feature the names and locations of our affiliated orthodontists, as well as our 1-800-4BRACES toll-free telephone number and www.4braces.com Internet website. Calls to our toll-free number are automatically routed to an orthodontic center located near the caller. To supplement our advertising program, we have implemented an internal marketing program designed to assist our affiliated orthodontists in increasing patient referrals from their existing patients, staff and general dentists.

We believe our marketing activities, along with the affordable payment plans provided by our affiliated orthodontists, have allowed our affiliated orthodontists to generate significantly greater patient volume than traditional orthodontists. During 1999, each affiliated orthodontist who had been affiliated with us for at least one year generated an average of 513 new case starts, as compared to the 1998 national average of 200 new case starts per orthodontist. Our affiliated orthodontists generated a total of 126,307 new case starts during 1999.

INCREASING MARKET PENETRATION WITH COMPETITIVE PATIENT FEES AND CONVENIENT PAYMENT PLANS

Our affiliated orthodontists generally provide a payment plan recommended by us which consists of no down payment, equal monthly payments over the term of the treatment and a final payment at completion of the treatment. We believe that this payment plan and our marketing activities have resulted in many patients receiving treatment who otherwise may not have sought orthodontic services. For a standard case in which treatment continues for an average of 26 months, the total fees charged by our affiliated orthodontists averaged $3,379 in 1999, which was below the 1998 national weighted average of $3,904 for the same period of treatment. We believe that our affiliated orthodontists are able to charge lower fees because of the significant operating efficiencies resulting from our proprietary operating systems and innovative office designs.

ACHIEVING OPERATING EFFICIENCIES THROUGH PROPRIETARY OPERATING SYSTEMS AND INNOVATIVE OFFICE DESIGNS

We implement a variety of operating procedures and systems designed to enhance productivity and increase profitability of our orthodontic centers and to achieve economies of scale, while maintaining quality patient care. These include innovative office designs which increase the number of patients the clinical staff can treat and enhance patient comfort and privacy, a proprietary scheduling system designed to increase capacity utilization at each orthodontic center, efficient use of orthodontic assistants and centralized inventory control and purchasing systems. During 1999, our affiliated orthodontists practicing in orthodontic centers open throughout 1998 treated an average of 78 patients per operating day. In comparison, orthodontists in the United States treated an average of 45 patients per operating day in 1998.

PROVIDING SUPERIOR SERVICE THROUGH MANAGEMENT INFORMATION SYSTEMS

Since our inception, we have used advanced technology to increase the efficiency of our orthodontic centers and to improve our integrated business services. Our operations are supported by our computer systems, including patient scheduling, billing and collection, financial and statistical reporting, accounting, inventory control and purchasing. We continue to upgrade our computer systems in anticipation of growth in the number of affiliated orthodontists and orthodontic centers and in order for us to continue to offer our affiliated orthodontists efficient business services. We plan to continue

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to use Internet-related and other available technology to improve efficiency and reduce costs for our orthodontic centers.

We have implemented a proprietary patient accounting and scheduling computer system. Our orthodontic centers are connected to this system by a private computer network, through which we gather data daily so that we may more accurately project and analyze results for our orthodontic centers. This system is designed to improve operating results for our orthodontic centers through its financial and past due account controls, convenient user interface and integrated scheduling features. We believe that this system has resulted in improved operating results for our orthodontic centers. We provide affiliated orthodontists with monthly operating data and quarterly financial statements for each orthodontic center, including management's analysis of the financial results and recommended changes to improve financial and operating performance.

We have also implemented an on-line inventory order system, which allows our orthodontic centers to order supplies directly from vendors through our private computer network. The order system is designed to reduce supply costs, associated administrative costs, shipping time and storage requirements, improve the accuracy of orders placed and improve the flow of information between vendors and our orthodontic centers.

GROWTH STRATEGY

Our growth strategy focuses on enabling our affiliated orthodontists to grow their practices and enhance their productivity, and on affiliating with additional orthodontists in the United States and abroad. Key elements of our growth strategy include:

ENHANCING PRODUCTIVITY AND INCREASING PROFITABILITY OF EXISTING CENTERS

A key element of our growth strategy is to promote strong growth in comparable center net revenue. For orthodontic centers open throughout 1998 and 1999, net revenue during 1999 increased 20.1% from the amount during 1998. We believe, however, that our orthodontic centers are operating at an average of about one-third of their potential capacity, which provides opportunities to increase the productivity and profitability of our existing orthodontic centers, while maintaining quality care. We have identified and are implementing several programs designed to enhance the productivity and increase the capacity and profitability of our existing orthodontic centers, including the following:

Increased patient treatment intervals. As a result of developments in orthodontic technology, a patient may be seen every six to eight weeks, rather than the traditional four weeks, without compromising quality of care. Consistent with industry trends, our affiliated orthodontists have begun increasing the intervals between patient treatments. During 1999, patients in our orthodontic centers averaged 39.3 days between office visits, compared to an average of 36.6 days during 1998 and 34.1 days during 1997. This increase in patient treatment interval reduces the number of office visits during a patient's course of treatment, which permits affiliated orthodontists and their staff to treat additional patients.

Use of general dentists as assistants. In many states, a general dentist may perform several orthodontic procedures that may not be performed by an orthodontic assistant. By using a general dentist as an assistant, an affiliated orthodontist can prescribe certain procedures to be performed by the dentist, which permits the orthodontist to focus on existing and new patients. These procedures are performed under the orthodontist's direction to ensure quality patient care. There are substantially more general dentists in the United States than orthodontists, providing a large pool of individuals who could perform these procedures. We believe that this program will provide an attractive alternative for general dentists. During the fourth quarter of 1999, a limited number of our affiliated orthodontists began using general dentists to assist them in performing orthodontic procedures.

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Internal marketing.  To supplement our advertising program, we have implemented an internal marketing program designed to assist our affiliated orthodontists in increasing patient referrals from their existing patients and staff. Our affiliated orthodontists also seek to develop strong relationships with general dentists in their area in order to facilitate mutual referrals of patients. New patients occasionally require general dental care before they begin orthodontic treatment, and our affiliate orthodontists may refer these patients to general dentists in their area. We track these referrals and referrals to our affiliated orthodontists by general dentists of patients needing orthodontic services.

ADDING CENTERS AND AFFILIATED ORTHODONTISTS

Since our inception in 1985, we have grown to be affiliated with 387 orthodontists practicing in 566 orthodontic centers throughout the United States and in Puerto Rico, Japan and Mexico, as of June 30, 2000. From January 1, 1985 to June 30, 2000, we developed 296 new orthodontic centers and affiliated with 341 existing orthodontic practices, of which 71 have been consolidated. We intend to continue to develop new orthodontic centers with new and current affiliated orthodontists, to affiliate with existing orthodontic practices and to relocate existing practices to new facilities.

We actively market ourselves to orthodontists by targeting practicing orthodontists, military orthodontists and orthodontic students, including the approximately 200 orthodontists who graduate each year from accredited United States orthodontic graduate programs. Our senior management and recruiting staff recruit orthodontists through referrals from our affiliated orthodontists, attending orthodontic conventions, trade shows and association meetings, visiting orthodontic graduate schools and advertising in professional journals. Referrals from our affiliated orthodontists have been our greatest source for recruiting additional orthodontists.

We believe that orthodontists choose to affiliate with us because we provide:

+  capital required to open an orthodontic center;

+ business and clinical systems and staffing required to operate a new orthodontic center;

+  opportunities to substantially increase practice income;

+  opportunities to focus on patient care rather than administration; and

+ opportunities to reduce the need for business development efforts designed to generate referrals from general dentists.

The average cost of developing a new orthodontic center is about $255,000, including the cost of equipment, leasehold improvements, working capital and losses associated with the initial operations of the orthodontic center. The costs of developing a new orthodontic center are shared by us and the particular affiliated orthodontist. We assist affiliated orthodontists in obtaining financing of their share of these costs through our primary lender by providing the lender a guaranty of these loans.

We generally focus our recruitment of orthodontists with existing practices on those who generate less than $500,000 of annual patient revenue prior to their affiliation. We believe that affiliating with existing practices of this size provides us with the opportunity to achieve higher revenue growth rates and lower acquisition costs, relative to larger practices. Existing practices that have affiliated with us have experienced increased average gross revenue and operating income following their affiliation.

ESTABLISHING BRAND IDENTITY

We are seeking to develop brand identity through advertisements promoting the "Orthodontic Centers of America" network of affiliated orthodontists, our 1-800-4BRACES toll-free telephone number and our www.4braces.com Internet website. Our goal is to establish "Orthodontic Centers of America" as

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the preferred name in orthodontic care nationwide. We believe that we have a sufficient number of orthodontic centers located in communities throughout the United States to support national advertising, and intend to use national advertising to promote our network of affiliated orthodontists. We believe that brand identity and national advertising may permit us to market our orthodontic centers more efficiently and effectively, including centers located in larger cities (which typically have higher local advertising rates).

EXPANDING IN INTERNATIONAL MARKETS

We believe that there are large, untapped markets for orthodontic services outside the United States and that orthodontists in other countries could benefit from our services. We intend to expand our operations in Japan and Mexico and to explore opportunities to expand into Canada, Spain and other countries. Our expansion into any particular country would depend upon its regulatory environment, market demographics, advertising media and economic conditions and our ability to attract quality orthodontists and business personnel in that market. We successfully entered the Japanese market in 1998, where we were affiliated with 18 orthodontists practicing in 25 orthodontic centers as of June 30, 2000. We began operating in Mexico in 1999, where we were affiliated with two orthodontists practicing in two orthodontic centers as of June 30, 2000.

CAPITALIZING ON COMPLEMENTARY PRODUCTS AND SERVICES

We believe that our orthodontic centers provide an opportunity for our affiliated orthodontists to offer products and services that complement orthodontic treatment, such as teeth whitening, porcelain laminates and non-braces treatment for adults, without making significant investments of capital and resources. At June 30, 2000, 65 of our orthodontic centers were offering teeth whitening services using light activated teeth whitening systems. Our orthodontic centers are also beginning to offer an alternative orthodontic procedure for adults which uses clear, removable, plastic aligners rather than braces. In September 2000, we commenced the trial operation of a cosmetic dental center in Jacksonville, Florida. The cosmetic center offers only cosmetic dental services, including teeth whitening, porcelain teeth laminates and alternative orthodontic procedures for adults, and is designed to resemble an upscale boutique or spa rather than a dental office.

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ORTHODONTIC CENTERS

LOCATION

At June 30, 2000, we provided integrated business services to 566 orthodontic centers located in 153 market areas in 43 states, Puerto Rico, Japan and Mexico. The following table provides information about these locations:

                                                  NUMBER
                                                    OF
                       ADI(1)                     CENTERS
-----------------------------------------------   -------
Alabama..............  Birmingham                     3
                       Huntsville                     4
                       Montgomery                     1
Arizona..............  Lake Havasu                    1
                       Phoenix                       10
                       Tucson                         2
Arkansas.............  Jonesboro                      1
                       Little Rock                    2
California...........  Chico/Redding                  2
                       Eureka                         1
                       Fresno                         2
                       Los Angeles                    5
                       Palm Desert                    1
                       Sacramento                     4
                       Salinas                        3
                       San Diego                      9
                       San Francisco                  3
                       San Jose                       5
Colorado.............  Colorado Springs               3
                       Denver                         9
                       Fort Collins                   1
                       Grand Junction                 1
Connecticut..........  Hartford                       9
Florida..............  Fort Lauderdale/Miami         11
                       Fort Myers                     3
                       Gainesville                    3
                       Jacksonville                   4
                       Orlando                       11
                       Panama City                    1
                       Pensacola                      1
                       Tallahassee                    1
                       Tampa                         11
                       West Palm Beach                4
Georgia..............  Albany                         3
                       Atlanta                       15
                       Augusta                        1
                       Columbus                       1
                       Savannah                       2
                       Tallahassee, FL                1
Hawaii...............  Honolulu                       1
Idaho................  Spokane, WA                    1
Illinois.............  Chicago                        4
                       Peoria                         4
                       Rockford                       1
                       St. Louis, MO                  2

                                                  NUMBER
                                                    OF
                       ADI(1)                     CENTERS
-----------------------------------------------   -------
Indiana..............  Indianapolis                   4
                       Louisville, KY                 1
Kansas...............  Kansas City, MO                1
Kentucky.............  Lexington                      2
                       Louisville                     2
Louisiana............  Alexandria                     2
                       Baton Rouge                    4
                       Lafayette                      1
                       Lake Charles                   1
                       Monroe                         1
                       New Orleans                   11
                       Shreveport                     1
Maine................  Portland                       3
Maryland.............  Baltimore                      7
                       Rockville/Washington,
                       D.C.                           8
Massachusetts........  Boston                        11
                       Providence, RI                 2
                       Springfield                    3
Michigan.............  Detroit                        8
                       Grand Rapids                   4
                       Saginaw                        2
Minnesota............  Minneapolis                    7
Mississippi..........  Columbus                       2
                       Gulfport                       4
                       Hattiesburg                    1
                       Jackson                        4
                       Meridian                       3
                       New Orleans, LA                1
Missouri.............  Kansas City                    3
                       St. Louis                      7
Nevada...............  Las Vegas                      2
                       Reno                           1
New Hampshire........  Boston, MA                     1
New Jersey...........  Atlantic City                  3
                       Philadelphia, PA               3
                       Trenton                        2
                       Vineland                       1
New Mexico...........  Albuquerque                    2
                       Farmington                     1
New York.............  Albany                         2
                       Buffalo                        1
                       New York City                 12
                       Rochester                      3
                       Syracuse                       2

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
                                                  NUMBER
                                                    OF
                       ADI(1)                     CENTERS
-----------------------------------------------   -------
North Carolina.......  Charlotte                      5
                       Greenville                     5
                       Raleigh-Durham                 4
                       Winston-Salem                  4
North Dakota.........  Minot                          2
Ohio.................  Cincinnati                     6
                       Cleveland                     15
                       Columbus                       4
                       Dayton                         2
                       Toledo                         2
                       Youngstown                     2
Oklahoma.............  Oklahoma City                  5
                       Tulsa                          2
Oregon...............  Bend                           3
                       Portland                       4
Pennsylvania.........  Baltimore, MD                  1
                       Harrisburg                     3
                       Johnstown/Altoona              3
                       Philadelphia                  10
                       Pittsburgh                     1
                       Scranton                       3
Rhode Island.........  Providence                     1
South Carolina.......  Charleston                     3
                       Columbia                       3
                       Florence                       1
                       Greenville                     3
                       Savannah, GA                   1
Tennessee............  Chattanooga                    3
                       Johnson
                       City/Bristol/Kingsport         3
                       Knoxville                      3
                       Memphis                        4
                       Nashville                      6
Texas................  Austin                         7

                                                  NUMBER
                                                    OF
                       ADI(1)                     CENTERS
-----------------------------------------------   -------
                       Beaumont                       1
                       Brownsville                    4
                       Corpus Christi                 1
                       Dallas/Ft. Worth              20
                       El Paso                        3
                       Houston                       11
                       Longview/Tyler                 2
                       Odessa                         2
                       San Antonio                    3
                       Shreveport, LA                 1
                       Victoria                       2
                       Waco                           3
Utah.................  Salt Lake City                 6
Virginia.............  Arlington/Washington,
                       D.C.                           6
                       Harrisonburg                   1
                       Norfolk                        4
                       Richmond                       3
Washington...........  Portland, OR                   2
                       Seattle                        8
                       Spokane                        2
West Virginia........  Wheeling                       3
Wisconsin............  Milwaukee                      5
Wyoming..............  Casper                         2
Japan................  Ichinomiya                     1
                       Komaki                         1
                       Kyoto                          5
                       Nanba                          1
                       Sanda                          2
                       Tokyo                         15
Mexico...............  Mexico City                    2
Puerto Rico..........  San Juan                       5
                                                    ---
   Total.......................................     566
                                                    ===

------------

(1) "ADI" refers to an area of dominant influence (as defined by Arbitron Ratings Company) and is the broadcast coverage area of television and radio stations in a given market area. Some orthodontic centers indicated as being located in a particular ADI are located in a state other than that shown for the ADI above.

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DESIGN

Our orthodontic centers are generally located either in shopping centers or professional office buildings. Substantially all of our orthodontic centers include private treatment rooms and large patient waiting areas. This allows our orthodontic centers to locate in a broader range of office space than a traditional orthodontic practice, which typically uses one large treatment area. Our orthodontic centers typically include up to six treatment rooms and range in size from about 2,000 to 2,500 square feet, depending on the needs of the particular center.

STAFFING AND SCHEDULING

An orthodontic center is typically open from 8:30 a.m. to 6:30 p.m. for days on which patients are scheduled and at least one Saturday each month. In markets in which there are two or more orthodontic centers, each orthodontic center in that market is fully staffed only for days on which the affiliated orthodontist is scheduled to work, generally ranging from two to 20 days per month. Staff members dedicated to our orthodontic centers in that market, including the business personnel and the orthodontic assistants, rotate with the affiliated orthodontist among the orthodontic centers in the market. On all other days, the orthodontic center is staffed only by a receptionist who answers the telephone and books appointments.

The orthodontic centers schedule patients based upon this rotation schedule, if applicable. Therefore, a particular orthodontic center will have appointments available only for pre-established days each month. To promote efficiency, the orthodontic centers group appointments for particular types of procedures together on designated days, with each orthodontic center scheduling specified days on which new patients are treated and other days each month during which current patients are treated. This system permits use of an orthodontic center by a greater number of patients each day patients are treated.

The orthodontic centers dedicate certain days each month to seeing new patients. They schedule longer appointments for new patient days to allow for the initial consultation, preliminary procedures (including teeth impressions and x-rays) and the placing of spacers between the patient's teeth in anticipation of the application of the braces at the next appointment. If the affiliated orthodontist recommends orthodontic treatment, the patient then signs a contract for the treatment. The grouping of new patient appointments separately from the monthly appointments for existing patients avoids inefficiencies which might be created by the longer appointments required for new patients.

Within two weeks after a patient's initial visit, a patient typically returns to an orthodontic center for application of braces and returns every four to eight weeks for adjustments to the braces. The patient makes a monthly payment prior to receiving his or her chart and proceeding to a waiting room. The affiliated orthodontist then reviews the status of the treatment and prescribes any necessary adjustments to the braces. The patient then proceeds to a private treatment room, where an orthodontic assistant makes the prescribed adjustments. The patient then returns to the affiliated orthodontist for final examination and adjustments that must be made by an orthodontist. Before leaving the orthodontic center, the patient schedules his or her next appointment and receives appropriate written information or instructions regarding his or her activities during the interim period.

PAYMENT PLAN

Our affiliated orthodontists generally provide a payment plan that we recommend, which consists of no initial down payment, equal monthly payments during the term of the treatment and a final payment at the completion of treatment. At the initial treatment, the patient signs a contract outlining the terms of the treatment, including the anticipated length of treatment and the total fees. The

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number of required monthly payments is fixed at the beginning of the case and corresponds to the anticipated number of months of treatment, which averages 26 months.

If a patient terminates the treatment prior to the completion of the treatment period, the patient is required to pay the balance due for all services rendered through the date of termination. Patients generally may transfer to another of our orthodontic centers for the completion of their treatment, and continue to pay the remaining balance under their existing patient contract. Since January 1, 1997, 1.0% of our net revenue has proven to be uncollectible.

Our affiliated orthodontists have not accepted payment by Medicare or Medicaid for services provided. Other payment plans with lower total payments by the patient are available for patients who have insurance coverage for treatment. During 1999, 17.1% of the patients treated at our orthodontic centers had some form of insurance coverage, and 12.4% of the patient revenue of our affiliated orthodontists was paid by a third party payor. The patient is responsible for any portion of the fee that is not covered by insurance.

SERVICES AND OPERATIONS

We provide integrated business services for our orthodontic centers. We provide a wide range of services for our orthodontic centers, including marketing and advertising, management information systems, purchasing, billing, collection and staffing. Where permitted by applicable statutes or regulations, we also employ the orthodontic assistants. Our affiliated orthodontists maintain full control over their orthodontic practices, determine which personnel, including orthodontic assistants, to hire or terminate and set their own standards of practice in order to promote quality orthodontic care.

MARKETING AND ADVERTISING

We market and advertise the services of our orthodontic centers through television, radio and print media advertising. We tailor this advertising to the particular local market, and prominently feature the names and locations of the orthodontic center and the affiliated orthodontist. Our advertising and direct marketing expenditures averaged $64,426 per affiliated orthodontist in 1999 as compared to a national average of $4,400 per orthodontist for traditional practices in 1998.

The general public traditionally has had little information about orthodontic fees prior to consultation with an orthodontist. The advertising we have produced stresses our affiliated orthodontists' affordable payment plan and that the affiliated orthodontists are specialists in the field of orthodontics (not general dentists practicing orthodontics). The advertisements also emphasize the importance of utilizing a specialist for orthodontic care and that our orthodontic centers are conveniently located in each market and operate for extended hours and on some weekend days to accommodate working parents. The advertisements also feature our 1-800-4BRACES toll free telephone number which routes incoming calls to an orthodontic center located in the caller's area. Our orthodontic centers typically receive increased inquiries from prospective patients following a broadcast of the advertisements. Accordingly, the scheduling of television and radio advertisements is coordinated to achieve optimal use of advertisement expenditures, with the level of advertising coordinated with available orthodontic center capacity to achieve desired new patient levels at a particular orthodontic center.

To supplement our advertising program, we have implemented an internal marketing program designed to assist our affiliated orthodontists in increasing patient referrals from their existing patients and staff. Our affiliated orthodontists also seek to develop strong relationships with general dentists in their area in order to facilitate mutual referrals of patients.

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MANAGEMENT INFORMATION SYSTEMS

We provide our affiliated orthodontists with management and financial information systems designed to improve orthodontic center efficiencies and provide cost savings for orthodontic center operations. These systems also maintain greater uniformity in the manner in which services are provided at our orthodontic centers. We use information systems which track data related to our orthodontic centers' operations and financial performance. We monitor all expenditures on advertising and reallocate resources between markets where advertising expenditures need to be increased or decreased. Our systems also track new patient cases for each of our orthodontic centers on a daily basis so that changes in operational, advertising and marketing efforts can be made promptly to better ensure that new patient cases at our orthodontic centers are within projected levels. Our orthodontic centers send billing and collection information to us daily for processing.

We have implemented a proprietary patient accounting computer software and scheduling system. Our orthodontic centers are connected to this system by a private computer network, through which we gather data and generate comprehensive reports so that we may more accurately project and analyze results for our orthodontic centers. This system is designed to improve operating results for our orthodontic centers through its financial and past due account controls, convenient user interface and integrated scheduling features.

FINANCIAL AND STATISTICAL REPORTING

We also provide our affiliated orthodontists with monthly operating data and quarterly financial statements. With the quarterly financial statements, we provide an analysis of the financial results and recommend changes to improve financial performance of our orthodontic centers. This analysis allows our affiliated orthodontists and us to make periodic adjustments in marketing and operating the orthodontic centers.

PURCHASING

Because of the number of our orthodontic centers, we are able to make bulk purchases of equipment, office furniture, inventory and supplies in order to reduce per unit costs and associated administrative expenses. We negotiate arrangements with suppliers that provide cost savings to each of our orthodontic centers. We have also implemented an on-line inventory order system, which allows our orthodontic centers to order supplies directly from vendors through our private computer network. The order system is designed to improve the accuracy of orders placed, reduce supply costs, storage requirements and shipping time and improve the flow of information between vendors and our orthodontic centers.

OPERATIONS

Our operations department services the operational needs of our orthodontic centers. Operation managers within the operations department respond to various operational questions and requests from our orthodontic centers located within an assigned geographic region, including those relating to inventory, supplies, equipment and operational efficiencies. The operations department provides the affiliated orthodontist and staff of each orthodontic center with periodic reports regarding that orthodontic center's performance. We maintain an incentive-based compensation program for our employees which rewards employees based upon their performance and the operating results of our orthodontic centers, including increased collections and case starts and cost containment efforts.

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                                                                              39

BUSINESS
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TRAINING

Our affiliated orthodontists receive initial training regarding our operating systems at our training office in Jacksonville, Florida to enable an affiliated orthodontist to take advantage of the efficiencies created by our systems. We also employ training teams which travel to each new orthodontic center to train the orthodontic center's clinical and business staff with respect to our operating systems on an ongoing basis. Our training department monitors the operations of each new orthodontic center during the first six months of its operations. In some cases, follow-up visits by the training team are conducted as necessary following the opening of an orthodontic center to maintain operating efficiencies.

LEASING AND CONSTRUCTION

Our leasing and construction department locates and leases suitable office space for new orthodontic centers in new markets and new locations within existing markets. The leasing and construction department also coordinates construction of the interior of new orthodontic centers to accommodate our proprietary office designs. This department also relocates and remodels the offices of some of the existing orthodontic practices with which we affiliate.

AGREEMENTS WITH AFFILIATED ORTHODONTISTS

We provide comprehensive management and marketing services to our affiliated orthodontists under either a service agreement or, in limited circumstances, a consulting agreement. The selection of either the service agreement or consulting agreement structure is based upon the dental regulatory provisions of the particular state in which an orthodontic center is located.

SERVICE AGREEMENTS

Service agreements are between us and an affiliated orthodontist and his or her professional corporation or other entity. Under a service agreement, we provide our affiliated orthodontists with business, marketing and operational services, including providing capital, facilities and equipment (including utilities, maintenance and rental), implementing a marketing program, preparing budgets and financial statements, ordering and purchasing inventory and supplies, providing staff and a patient scheduling system, billing and collecting patient fees, and maintaining files and records.

Under a service agreement, the affiliated orthodontist pays us a fee equal to about 24% of new patient contract balances in the first month of treatment plus the balance ratably over the remainder of the patient contracts, less amounts retained by the affiliated orthodontist. The amounts retained by an affiliated orthodontist depend on his or her financial performance, based in significant part on the affiliated orthodontist's profitability on a cash basis, as provided in the service agreements.

The terms of our service agreements range from 20 to 40 years, with most terms ranging from 20 to 25 years. Upon expiration or termination by either party of a service agreement, the affiliated orthodontist generally may purchase certain of the related assets owned by us, including all equipment, improvements and intangible assets, for cash at the then current book value. The service agreements generally provide that following termination or expiration of the agreement, the affiliated orthodontist will not compete for a period of two years in an area in which the affiliated orthodontist operates an orthodontic center and will limit the methods of advertising in the area in which the orthodontic center is located.

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 40

BUSINESS
--------------------------------------------------------------------------------

CONSULTING AGREEMENTS

The terms of consulting agreements differ significantly from the terms of service agreements and will vary depending upon the regulatory requirements of the particular state in which an orthodontic center is located. In a limited number of states, we may provide only consulting services to orthodontists and may not manage an orthodontist's practice. The consulting fee payable to us is determined at the time of affiliation, is limited to the consulting services performed and is based on criteria such as the number of hours of operation of the applicable orthodontic centers.

GOVERNMENT REGULATION

The field of orthodontics is highly regulated. In general, regulation of healthcare companies is increasing.

Each state and country in which we operate imposes licensing and other requirements on orthodontists and orthodontic facilities and services. In addition, federal and state laws regulate health maintenance organizations and other managed care organizations for which orthodontists may be providers. In connection with its entry into new markets, we may become subject to compliance with additional regulations.

The operations of our orthodontic centers must meet federal, state and local regulatory standards in the areas of safety and health. Historically, those standards have not had a material adverse effect on the operations of our orthodontic centers. Based on our familiarity with the operations of our orthodontic centers and the activities of our affiliated orthodontists, we believe that our orthodontic centers comply in all material respects with applicable federal, state and local laws and regulations relating to safety and health.

The laws of many states prohibit orthodontists from splitting fees with non-orthodontists and prohibit non-orthodontic entities (such as us) from practicing dentistry, including orthodontics (which in certain states includes managing or operating an orthodontic office), and from employing orthodontists or, in certain circumstances, orthodontic assistants. The laws of some states prohibit advertising of orthodontic services under a trade or corporate name and require that all advertisements be in the name of the orthodontist. A number of states also regulate the content of advertisements of orthodontic services and the use of promotional gift items. A number of states limit the ability of a non-licensed dentist or non-orthodontist to own or control equipment or offices used in an orthodontic practice. Some of these states allow leasing of equipment and office space to an orthodontic practice, under a bona fide lease, if the equipment and office remain in the complete care and custody of the orthodontist. A number of states have enacted anti-kickback laws that prohibit payments or other remuneration for the referral of patients to health care providers, including orthodontists. We believe, based on our familiarity with the operations of our orthodontic centers and the activities of our affiliated orthodontists, that our current and planned activities do not violate these statutes and regulations. Future interpretations of these laws, or the enactment of more stringent laws, could, however, require us to change the structure and terms of our existing contractual relationships with our affiliated orthodontists or how we operate our orthodontic centers. In addition, statutes in some states and countries could restrict expansion of our operations in those jurisdictions. In response to particular state regulatory provisions, we must utilize the consulting agreement structure in some states.

We regularly monitor developments in laws and regulations relating to orthodontics. We may be required to modify our agreements, operations and marketing from time to time in response to changes in the business and regulatory environment. We plan to structure all of our agreements, operations and marketing in accordance with applicable law, although our arrangements could be successfully challenged and required changes could have a material adverse effect on our operations or profitability.

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                                                                              41

BUSINESS
--------------------------------------------------------------------------------

COMPETITION

The business of providing orthodontic services is highly competitive in each of the markets in which our orthodontic centers operate. Our affiliated orthodontists compete with orthodontists who operate in single and multiple offices. Our orthodontic centers also compete with general dentists who provide certain orthodontic services. The provision of orthodontic services by general dentists has increased in recent years. Other companies currently provide management services to orthodontic practices on a national basis. Companies with similar objectives and substantially greater financial resources may enter our markets and compete with us.

EMPLOYEES

At June 30, 2000, we employed 2,166 persons, including 1,682 full-time employees and 110 employees in our corporate offices. None of our employees is represented by a collective bargaining agreement. We consider our relationship with our employees to be good. We do not employ our affiliated orthodontists.

INSURANCE

We maintain general liability and property insurance. The cost of insurance coverage varies, and the availability of some coverage has fluctuated in recent years. While management believes, based upon its claims experience, that our current insurance coverage is adequate for our current operations, our coverage may not be sufficient for all future claims and may not continue to be available in adequate amounts or at reasonable rates. Our affiliated orthodontists purchase and maintain their own malpractice liability insurance coverage, and must use reasonable efforts to have us named as an additional insured party on their respective insurance policies.

LEGAL PROCEEDINGS

We and our affiliated orthodontists may, from time to time, be party to litigation or administrative proceedings which arise in the normal course of our business. We do not have pending any litigation that, if adversely determined, would have a material adverse effect on us.

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 42

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Management

The following table provides information about our directors, executive officers and key employees:

NAME                                        AGE   POSITIONS WITH OCA
--------------------------------------------------------------------------------------------
Dr. Gasper Lazzara, Jr. ..................  58    Chairman of the Board, Director
Bartholomew F. Palmisano, Sr. ............  54    Chief Executive Officer, President,
                                                  Director
Michael C. Johnsen........................  47    Chief Operating Officer, Director
Bartholomew F. Palmisano, Jr. ............  30    Chief Financial Officer, Secretary
Paul J. Spansel...........................  40    Vice President
Anthony J. Paternostro....................  42    Vice President
Dr. Dennis J. Buchman.....................  48    Vice President
John C. Glover............................  37    Vice President of Investor Relations
Ashton J. Ryan, Jr. ......................  52    Director
A Gordon Tunstall.........................  56    Director
Edward J. Walters, Jr. ...................  53    Director

Dr. Gasper Lazzara, Jr. Dr. Lazzara has served as our Chairman of the Board and as a director since July 1994. He served as our Co-Chief Executive Officer from September 1998 to July 2000, and he served as our Chief Executive Officer from July 1994 to September 1998. Dr. Lazzara also served as our President from July 1994 to June 1997. From 1989 to 1994, Dr. Lazzara served as president or managing partner of certain of our predecessor entities. He is a licensed orthodontist and, prior to founding OCA, maintained a private orthodontic practice for over 25 years. He is a member of the American Association of Orthodontists and a Diplomate of the American Board of Orthodontists. Dr. Lazzara serves on the board of directors of BriteSmile, Inc.

Bartholomew F. Palmisano, Sr. Mr. Palmisano has served as our Chief Executive Officer since July 2000, as our President since October 1999 and as a director since July 1994. He served as a Co-Chief Executive Officer from September 1998 to July 2000. He served as our Chief Financial Officer, Senior Vice President and Secretary from July 1994 to September 1998. From 1989 to 1994, Mr. Palmisano served as the chief financial officer of certain of our predecessor entities. Mr. Palmisano is a licensed certified public accountant and an attorney.

Michael C. Johnsen. Mr. Johnsen has served as our Chief Operating Officer since June 1997 and as a director since 1994. Mr. Johnsen served as our Vice President of Operations from July 1994 to June 1997. From 1988 to 1994, Mr. Johnsen served as vice president of operations of certain of our predecessor entities. Mr. Johnsen is Dr. Lazzara's brother-in-law.

Bartholomew F. Palmisano, Jr. Mr. Palmisano has served as our Chief Financial Officer and Secretary since September 1998. He served as our Chief Information Officer from July 1994 to September 1998. He was employed as an accountant with Arthur Andersen LLP in 1992. Mr. Palmisano is the son of Bartholomew F. Palmisano, Sr.

Paul J. Spansel. Mr. Spansel has served as a Vice President of OCA since 1997. His primary responsibilities include practice development, operations and special projects. Mr. Spansel has been employed by OCA in various positions since 1994. He was previously employed by Texaco, Inc., where he worked in various capacities over a 14-year period.

Anthony J. Paternostro. Mr. Paternostro has served as a Vice President of OCA since 1997. His primary responsibilities include practice development, operations and special projects. Mr. Paternostro has been employed by OCA in various positions since June 1996. From 1991 to 1996, Mr. Paternostro served as Director of Design Services for Pilot Corporation, a national fuel retailer.

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                                                                              43

MANAGEMENT
--------------------------------------------------------------------------------

Dr. Dennis J. Buchman. Dr. Buchman has served as a Vice President of OCA since February 2000. His primary responsibilities include doctor relations, practice development and operations. From our inception in 1985 to February 2000, Dr. Buchman was one of our affiliated orthodontists.

John C. Glover. Mr. Glover has served as our Vice President of Investor Relations since February 1998. Mr. Glover served as Director of Investor Relations of Barnett Banks, Inc. from January 1997 to February 1998. He worked as a corporate finance associate with J.P. Morgan & Co. in New York, New York from June 1992 to May 1995 and served in the U.S. Navy from 1984 to 1991.

Ashton J. Ryan, Jr. Mr. Ryan has served as a director of OCA since 1996. He has served as president and chief executive officer of FirsTrust Corp., New Orleans, Louisiana, since 1998. From 1993 to 1998, Mr. Ryan served as the president and chief executive officer of First National Bank of Commerce, New Orleans. Mr. Ryan was formerly a partner with Arthur Andersen & Co., with which he worked as an accountant from 1971 to 1991.

A Gordon Tunstall. Mr. Tunstall has served as a director of OCA since 1996. He is the founder and president of Tunstall Consulting, Inc., a provider of strategic consulting and financial planning services. Mr. Tunstall also serves on the boards of directors of Advanced Lighting Technologies, Inc., Horizon Medical Products, Inc. and Kforce.com.

Edward J. Walters, Jr. Mr. Walters has served as a director of OCA since 1994. He has been a partner in the law firm of Moore, Walters & Thompson, A Professional Corporation in Baton Rouge, Louisiana since 1976.

COMPOSITION AND COMMITTEES OF THE BOARD OF DIRECTORS

Our Board of Directors is divided into three classes of directors and currently consists of six members. Each class serves for a term of three years and consists, as nearly as practicable, of one-third of the total number of directors serving on the Board of Directors. The Executive Committee of our Board of Directors acts on behalf of the Board of Directors on all matters concerning the management and conduct of our business and affairs except those matters that cannot by law be delegated by the Board of Directors. The Audit Committee of the Board of Directors selects and engages on our behalf, subject to the approval of our stockholders, a firm of independent certified public accountants to audit our books and accounts for the fiscal year in which the accountants are appointed, and to report to the Audit Committee. The Audit Committee also determines whether the business practices and conduct of our employees and other representatives comply with our policies and procedures. The Compensation Committee of the Board of Directors establishes our general compensation policy and approves increases in directors' fees and in salaries paid to officers and senior employees earning in excess of an annual base salary of $75,000. The Compensation Committee also administers our employee benefit plans, including our three stock option plans.

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 44

--------------------------------------------------------------------------------

Principal and selling stockholders

The following table provides information about ownership of shares of our common stock at September 30, 2000 by each of our directors, by all of our directors and executive officers as a group, by the selling stockholders and by each person that we know to be the beneficial owner of more than 5% of the outstanding shares of our common stock. Unless otherwise indicated in a footnote to the following table, each of the stockholders listed below has sole voting and investment power of the shares of our common stock shown as beneficially owned by them.

                                          SHARES BENEFICIALLY                          SHARES BENEFICIALLY
                                      OWNED PRIOR TO OFFERING(1)       SHARES        OWNED AFTER OFFERING(1)
                                      ---------------------------       BEING      ---------------------------
          BENEFICIAL OWNER             NUMBER          PERCENTAGE      OFFERED      NUMBER          PERCENTAGE
--------------------------------------------------------------------------------------------------------------
Dr. Gasper Lazzara, Jr.(2)(3).......  4,337,006            8.8%         2,000,000  2,337,006            4.6%
Bartholomew F. Palmisano, Sr.(4)....  3,476,669            7.0            500,000  2,976,669            5.9
Michael C. Johnsen(5)...............    687,475            1.4            100,000    587,475            1.2
Ashton J. Ryan, Jr.(6)..............      6,800           *                    --      6,800           *
A Gordon Tunstall(7)................      3,600           *                    --      3,600           *
Edward J. Walters, Jr.(8)...........     13,800           *                    --     13,800           *
Bartholomew F. Palmisano, Jr.(9)....    749,993            1.5             22,700    727,293            1.5
All executive officers and directors
  as a group (seven persons)........  8,035,242           16.5          2,622,700  5,412,542           10.8
Massachusetts Financial Services
  Company(10)(11)...................  4,010,176            8.3                 --  4,010,176            8.3
  500 Boylston Street
  Boston, MA 02116
T. Rowe Price Associates, Inc. and
  T. Rowe Price New Horizons Fund,
  Inc.(10)(12)......................  3,941,100            6.2                 --  3,941,100            6.2
  100 East Pratt Street
  Baltimore, MD 21202

------------

 *  Less than 1%.
 (1) In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of our common stock subject to options held by that person which are currently exercisable or which will become exercisable within 60 days after September 30, 2000, are deemed to be outstanding. These shares, however, are not deemed to be outstanding for the purposes of computing the percentage ownership of any other person.
 (2) Includes options currently exercisable to purchase 667,962 shares of our common stock. Of the shares deemed beneficially owned by Dr. Lazzara, an aggregate of 2,494,924 shares are held by limited partnerships of which Dr. Lazzara is the general partner, 102,375 shares are held in a trust of which Dr. Lazzara is the trustee, an aggregate of 533,085 shares are held in separate trusts by a trustee for the benefit of each of Dr. Lazzara's children, and 496,351 shares are held in a charitable foundation of which Dr. Lazzara is a co-trustee. Dr. Lazzara disclaims beneficial ownership of these shares.
 (3) Dr. Lazzara has granted an option to the underwriters to purchase up to 286,702 shares of our common stock to cover over-allotments, if any. These shares will not be sold in this offering unless the underwriters exercise the option, and the table above assumes that the option will not be exercised. If the option is exercised in full, Dr. Lazzara would sell an additional 286,702 shares, which would result in Dr. Lazzara beneficially owning 2,050,304 shares of common stock, or 4.0% of the shares of common stock outstanding after the offering.
 (4) Includes options currently exercisable to purchase 667,962 shares of our common stock. Of the shares deemed beneficially owned by Mr. Palmisano, 160,000 shares are held by a limited liability company of which Mr. Palmisano is the sole member, 160,000 shares are held in a limited liability company of which Mr. Palmisano's spouse is the sole member and

--------------------------------------------------------------------------------

PRINCIPAL AND SELLING STOCKHOLDERS
--------------------------------------------------------------------------------

     an aggregate of 707,016 shares are held in separate trusts by trustees for the benefit of each of Mr. Palmisano's children. Mr. Palmisano disclaims beneficial ownership of these shares.
 (5) Includes options exercisable currently or within 60 days after September 30, 2000 to purchase 100,000 shares of our common stock. Of the shares deemed beneficially owned by Mr. Johnsen, an aggregate of 533,085 shares are held by Mr. Johnsen as trustee of trusts for the benefit of Dr. Lazzara's children, which are also included in the number of shares beneficially owned by Dr. Lazzara. Mr. Johnsen disclaims beneficial ownership of these shares.
 (6) Includes options currently exercisable to purchase 1,800 shares of our common stock.
 (7) Includes options currently exercisable to purchase 3,600 shares of our common stock.
 (8) Includes options currently exercisable to purchase 10,800 shares of our common stock. Of the shares deemed beneficially owned by Mr. Walters, 3,000 shares are held in trusts of which Mr. Walters is the trustee. Mr. Walters disclaims beneficial ownership of these shares.
 (9) Includes options currently exercisable to purchase 27,766 shares of our common stock. Of the shares deemed beneficially owned by Mr. Palmisano, an aggregate of 707,016 shares are held in trusts, of which Mr. Palmisano is the co-trustee, for the benefit of Mr. Palmisano's siblings. These shares are also included in the number of shares beneficially owned by Bartholomew
     F. Palmisano, Sr. Mr. Palmisano disclaims beneficial ownership of these shares.
(10) As disclosed in Schedule 13G filed with the SEC.
(11) Includes 3,693,076 shares to which sole voting power is held.
(12) Includes 498,700 shares to which T. Rowe Price Associates, Inc. has sole voting power, and 3,000,000 shares as to which T. Rowe New Horizons Fund, Inc. has sole voting power.

--------------------------------------------------------------------------------
 46

--------------------------------------------------------------------------------

Underwriting

OCA, the selling stockholders and the underwriters for the offering named below have entered into an underwriting agreement concerning the shares being offered. Subject to conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. UBS Warburg LLC, Banc of America Securities LLC, Deutsche Bank Securities Inc., U.S. Bancorp Piper Jaffray Inc. and Raymond James & Associates, Inc. are the representatives of the underwriters.

UNDERWRITERS                                                  NUMBER OF SHARES
------------------------------------------------------------------------------
UBS Warburg LLC.............................................
Banc of America Securities LLC..............................
Deutsche Bank Securities Inc. ..............................
U.S. Bancorp Piper Jaffray Inc. ............................
Raymond James & Associates, Inc. ...........................
                                                                 ---------
          Total.............................................     3,822,700
                                                                 =========

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have a 30-day option to buy up to 286,703 shares from us and up to 286,702 shares from one of the selling stockholders at the public offering price less the underwriting discounts and commissions to cover these sales. If the option is exercised for less than the full amount, shares will be purchased equally from one of the selling stockholders and us. If any shares are purchased under this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional 573,405 shares.

                                                              NO EXERCISE   FULL EXERCISE
-----------------------------------------------------------------------------------------
Per share...................................................   $              $
          Total.............................................   $              $

We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be about $690,000.

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to
$     per share from the public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or
dealers at a discount of up to $     per share from the public offering price.
If all the shares are not sold at the public offering price, the representatives may change the offering price and the other selling terms.

We have agreed with the underwriters not to offer, sell, contract to sell, hedge or otherwise dispose of, directly or indirectly, any of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, without the prior written consent of UBS Warburg LLC. Our executive officers and directors and the selling stockholders have also agreed to these restrictions.

In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include stabilizing transactions, short sales and purchases to cover positions created by short sales. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the

--------------------------------------------------------------------------------

UNDERWRITING
--------------------------------------------------------------------------------

offering is in progress. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Short sales may be either "covered short sales" or "naked short sales." Covered short sales are sales made in an amount not greater than the underwriters' over-allotment option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the indemnities are concerned there may be downward pressure on the price of shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

We have agreed to indemnify the several underwriters against some liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments that the underwriters may be required to make in respect thereof.

--------------------------------------------------------------------------------
 48

--------------------------------------------------------------------------------

Where you can find more information

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC's following public reference facilities:

Public Reference Room          New York Regional Office        Chicago Regional Office
450 Fifth Street, N.W.         7 World Trade Center            Citicorp Center
Room 1024                      Suite 1300                      500 West Madison Street
Washington, D.C. 20549         New York, New York 10048        Suite 1400
                                                               Chicago, Illinois 60661-2511

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the operations of the public reference facilities. Our SEC filings are also available at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

This prospectus is part of a registration statement on Form S-3 that we filed under the Securities Act of 1933. As allowed by SEC rules, this prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Incorporation of information we file with the SEC

The SEC allows us to "incorporate by reference" in this prospectus the information we file with the SEC, which means:

+  incorporated documents are considered part of this prospectus;

+ we can disclose important information to you by referring you to those documents; and

+ information contained in this prospectus (or in any other document that we file with the SEC and incorporate by reference) will automatically update and supersede the information in this prospectus and any information that was previously incorporated. Any statement that is so updated or superseded will not be deemed a part of this prospectus.

We incorporate by reference the documents listed below which we filed with the SEC under the Securities Exchange Act of 1934:

+  Annual Report on Form 10-K for the year ended December 31, 1999;

+ an Amendment on Form 10-K/A-1 to our Annual Report on Form 10-K for the year ended December 31, 1999, filed on June 29, 2000;

+  Quarterly Report on Form 10-Q for the quarter ended March 31, 2000;

+  Quarterly Report on Form 10-Q for the quarter ended June 30, 2000; and

+ the section entitled "Description of Common Stock" in our Registration Statement on Form 8-A, filed on October 7, 1997.

We also incorporate by reference each of the following documents that we will file with the SEC after the date of the initial filing of the registration statement and prior to the time we sell all of the shares of our common stock offered by this prospectus:

+  reports filed under Section 13(a) and (c) of the Exchange Act;

+ definitive proxy or information statements filed under Section 14 of the Exchange Act in connection with any subsequent stockholders' meeting; and

+  any reports filed under Section 15(d) of the Exchange Act.

You can obtain any of the filings incorporated by reference in this document through us, or from the SEC through the SEC's web site or at the addresses listed in "Where you can find more information." Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this prospectus. You can obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from us at the following address:
Orthodontic Centers of America, Inc.
5000 Sawgrass Village Circle, Suite 30
Ponte Vedra Beach, Florida 32082
Attention: Investor Relations
Telephone: (904) 280-6285

You should rely only on the information contained in or incorporated by reference in this prospectus in considering whether or not to purchase shares of our common stock in this offering. We have not authorized anyone to provide you with information that is different from the information in this

--------------------------------------------------------------------------------
 50

INCORPORATION OF INFORMATION WE FILE WITH THE SEC
--------------------------------------------------------------------------------

prospectus. You should not assume that the information contained in this document is accurate as of any date other than the date of this prospectus.

Legal matters

Waller Lansden Dortch & Davis, A Professional Limited Liability Company, Nashville, Tennessee, special counsel to OCA, has passed on certain legal matters with respect to the validity of the shares of our common stock offered under this prospectus. Dewey Ballantine LLP, New York, New York, will pass on certain legal matters relating to the offering for the underwriters.

Experts

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999, as set forth in their report. We have included our financial statements in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

--------------------------------------------------------------------------------

ORTHODONTIC CENTERS OF AMERICA, INC
--------------------------------------------------------------------------------

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999, AND
SIX MONTHS ENDED JUNE 30, 1999 AND 2000 (UNAUDITED)

                                                              PAGE
------------------------------------------------------------------

Report of Independent Auditors..............................  F-2

Consolidated Financial Statements:

Consolidated Balance Sheets--December 31, 1998 and 1999 and
  June 30, 2000 (Unaudited).................................  F-3

Consolidated Statements of Income--Years ended December 31,
  1997, 1998 and 1999, and six months ended June 30, 1999
  (Unaudited) and 2000 (Unaudited)..........................  F-4

Consolidated Statements of Cash Flows--Years ended December
  31, 1997, 1998 and 1999, and six months ended June 30,
  1999 (Unaudited) and 2000 (Unaudited).....................  F-5

Consolidated Statements of Shareholders' Equity--Years ended
  December 31, 1997, 1998 and 1999, and six months ended
  June 30, 1999 (Unaudited) and 2000 (Unaudited)............  F-6

Notes to Consolidated Financial Statements..................  F-7

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Report of independent auditors

The Board of Directors
Orthodontic Centers of America, Inc.

We have audited the accompanying consolidated balance sheets of Orthodontic Centers of America, Inc. as of December 31, 1998 and 1999, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Orthodontic Centers of America, Inc. at December 31, 1998 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for start-up costs in 1999.

                                                         Ernst & Young LLP

New Orleans, Louisiana
March 27, 2000

--------------------------------------------------------------------------------

ORTHODONTIC CENTERS OF AMERICA, INC
--------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT SHARE DATA)

                                                                 DECEMBER 31,
                                                              -------------------    JUNE 30,
                                                                  1998       1999      2000
-----------------------------------------------------------------------------------------------
                                                                                    (UNAUDITED)
                                            ASSETS

Current assets:
  Cash and cash equivalents.................................  $  1,601   $  5,822    $  7,725
  Investments...............................................     1,187        983          --
  Patient receivables, net of allowance for uncollectible
    billings of $5,356, $6,403 and $7,158 in 1998, 1999 and
    2000, respectively......................................    20,163     25,976      30,651
  Unbilled patient receivables, net of allowance for
    uncollectible amounts of $2,209, $3,241 and $3,627 in
    1998, 1999 and 2000, respectively.......................    46,314     65,793      79,449
  Amounts receivable from orthodontic entities..............     5,817      7,944       8,574
  Deferred income taxes.....................................     4,399      4,455       4,078
  Supplies inventory........................................     5,890      8,195       7,494
  Prepaid expenses and other assets.........................     1,663      1,920       3,547
                                                              --------   --------    --------
         Total current assets...............................    87,034    121,088     141,518
Property, equipment and improvements, net...................    48,565     64,566      68,765
Amounts receivable from orthodontic entities, less current
  portion...................................................     8,412     12,586      15,866
Intangible assets...........................................   152,438    167,348     174,597
Other assets................................................       349      1,434       1,626
                                                              --------   --------    --------
         Total assets.......................................  $296,798   $367,022    $402,372
                                                              ========   ========    ========

                             LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Accounts payable..........................................  $  1,948   $  2,104    $  2,849
  Accrued salaries and other accrued liabilities............     2,932      3,647       3,964
  Patient prepayments.......................................     4,326      4,206       4,474
  Income taxes payable......................................     7,921        935       3,278
  Amounts payable to orthodontic entities...................     1,600      1,900       2,382
  Current portion of notes payable to affiliated
    orthodontists...........................................     5,118      6,020       3,842
  Current portion of long-term debt.........................     3,555         --          --
                                                              --------   --------    --------
         Total current liabilities..........................    27,400     18,812      20,789
Notes payable to affiliated orthodontists, less current
  portion...................................................     6,159      2,141       1,922
Long-term debt, less current portion........................    16,500     50,632      52,851
Deferred income taxes.......................................    15,580     16,910      16,533
Shareholders' equity:
  Preferred stock, $.01 par value; 10,000,000 shares
    authorized, no shares outstanding.......................        --         --          --
  Common stock, $.01 par value per share; 100,000,000 shares authorized at December 31, 1998 and 1999 and June 30,
    2000; 47,849,000, 48,066,000 and 48,460,000 shares
    issued and outstanding at December 31, 1999 and 1998 and
    at June 30, 2000, respectively..........................       478        481         484
  Additional paid-in capital................................   159,936    161,465     163,533
  Retained earnings.........................................    78,599    124,435     153,732
  Due from key employees for stock purchase program.........    (5,236)    (5,236)     (4,981)
  Capital contribution receivable from shareholders.........    (2,618)    (2,618)     (2,491)
                                                              --------   --------    --------
         Total shareholders' equity.........................   231,159    278,527     310,277
                                                              --------   --------    --------
         Total liabilities and shareholders' equity.........  $296,798   $367,022    $402,372
                                                              ========   ========    ========

See accompanying notes.

--------------------------------------------------------------------------------

ORTHODONTIC CENTERS OF AMERICA, INC
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF INCOME
(IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                       SIX MONTHS ENDED
                                                        YEAR ENDED DECEMBER 31,            JUNE 30,
                                                     ------------------------------   -------------------
                                                       1997       1998       1999       1999       2000
---------------------------------------------------------------------------------------------------------
                                                                                          (UNAUDITED)
Net revenue........................................  $117,326   $171,298   $226,290   $104,449   $137,532
Direct expenses:
  Employee costs...................................    33,429     46,878     61,224     28,264     36,579
  Orthodontic supplies.............................     8,789     13,287     17,136      7,846     10,113
  Rent.............................................    10,299     14,128     18,624      8,551     11,066
  Marketing and advertising........................     9,855     15,491     16,874      7,679     10,172
                                                     --------   --------   --------   --------   --------
         Total direct expenses.....................    62,372     89,784    113,858     52,340     67,930
General and administrative.........................    13,356     18,104     23,270     10,718     14,152
Depreciation and amortization......................     5,640      9,124     12,238      5,802      6,780
                                                     --------   --------   --------   --------   --------
Operating profit...................................    35,958     54,286     76,924     35,589     48,670
Interest expense...................................      (234)      (337)    (2,599)      (972)    (1,922)
Interest income                                         1,377        617        395        210        315
                                                     --------   --------   --------   --------   --------
Income before income taxes.........................    37,101     54,566     74,720     34,827     47,063
Provision for income taxes.........................    14,469     20,753     28,206     13,147     17,766
                                                     --------   --------   --------   --------   --------
Net income before cumulative effect of change in
  accounting principle.............................    22,632     33,813     46,514     21,680     29,297
Cumulative effect of change in accounting
  principle, net of income tax benefit of
  $410,000.........................................        --         --       (678)      (678)        --
                                                     --------   --------   --------   --------   --------
Net income.........................................  $ 22,632   $ 33,813   $ 45,836   $ 21,002   $ 29,297
                                                     ========   ========   ========   ========   ========
Net income per share:
  Basic before cumulative effect of a change in
    accounting principle...........................  $    .51   $    .71   $    .97   $    .46   $    .61
  Cumulative effect of a change in accounting
    principle......................................  $     --   $     --   $   (.02)  $   (.02)  $     --
                                                     --------   --------   --------   --------   --------
  Basic............................................  $    .51   $    .71   $    .95   $    .44   $    .61
                                                     ========   ========   ========   ========   ========
  Diluted before cumulative effect of a change in
    accounting principle...........................  $    .50   $    .70   $    .96   $    .45   $    .60
  Cumulative effect of a change in accounting
    principle......................................  $     --   $     --   $   (.02)  $   (.02)  $     --
                                                     --------   --------   --------   --------   --------
  Diluted..........................................  $    .50   $    .70   $    .94   $    .43   $    .60
                                                     ========   ========   ========   ========   ========
Weighted average shares outstanding:
  Basic............................................    44,576     47,690     47,998     47,941     48,262
                                                     ========   ========   ========   ========   ========
  Diluted..........................................    45,414     48,502     48,643     48,665     49,238
                                                     ========   ========   ========   ========   ========

See accompanying notes.

--------------------------------------------------------------------------------

ORTHODONTIC CENTERS OF AMERICA, INC
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                    SIX MONTHS ENDED
                                                     YEARS ENDED DECEMBER 31,           JUNE 30,
                                                  ------------------------------   -------------------
                                                    1997       1998       1999       1999       2000
------------------------------------------------------------------------------------------------------
                                                                                       (UNAUDITED)
OPERATING ACTIVITIES
Net income......................................  $ 22,632   $ 33,813   $ 45,836   $ 21,002   $ 29,297
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Provision for bad debt expense................     1,851      2,295      2,079      1,082      1,141
  Depreciation and amortization.................     5,640      9,124     12,238      5,802      6,780
  Deferred income taxes.........................    (2,225)    (2,767)     1,273        410         --
  Cumulative effect of change in accounting
    principle...................................        --         --        678        678         --
  Changes in operating assets and liabilities:
    Patient receivables.........................    (7,659)    (7,848)    (6,860)    (3,766)    (5,275)
    Unbilled patient receivables and patient
      prepayments...............................   (12,724)   (14,885)   (20,631)    (9,521)   (13,928)
    Supplies inventory..........................    (1,429)    (2,663)    (2,305)    (2,015)      (701)
    Prepaid expenses and other..................      (132)       228     (1,342)    (4,224)    (1,819)
    Amounts receivable from/payable to
      orthodontic entities......................      (590)    (1,756)    (2,420)    (1,040)      (146)
    Accounts payable and other current
      liabilities...............................     3,682      6,568     (5,199)    (2,069)     3,403
                                                  --------   --------   --------   --------   --------
Net cash provided by operating activities.......     9,046     22,109     23,347     10,369     20,154
INVESTING ACTIVITIES
Purchases of property, equipment and
  improvements..................................   (14,952)   (17,638)   (22,520)    (9,268)    (7,904)
Purchase of available-for-sale investments......   (21,758)        --         --         --         --
Proceeds from sales or maturities of
  available-for-sale investments................    20,000     19,674        204      1,187        983
Intangible assets acquired......................   (25,219)   (42,216)   (17,178)    (9,183)   (10,322)
Advances to orthodontic entities................    (2,838)    (4,906)    (3,951)    (2,239)    (4,281)
Payments from orthodontic entities..............     2,094      1,927        370        916      1,001
                                                  --------   --------   --------   --------   --------
Net cash used in investing activities...........   (42,673)   (43,159)   (43,075)   (18,587)   (20,523)
FINANCING ACTIVITIES
Repayment of notes payable to affiliated
  orthodontists.................................    (6,658)    (7,864)    (6,742)    (2,639)    (1,821)
Proceeds from long-term debt....................        --     20,055     30,577     12,418      2,000
Issuance of common stock........................    38,323        595        114        866      2,093
                                                  --------   --------   --------   --------   --------
Net cash provided by financing activities.......    31,665     12,786     23,949     10,645      2,272
                                                  --------   --------   --------   --------   --------
Change in cash and cash equivalents.............    (1,962)    (8,264)     4,221      2,427      1,903
Cash and cash equivalents at beginning of
  year..........................................    11,827      9,865      1,601      1,601      5,822
                                                  --------   --------   --------   --------   --------
Cash and cash equivalents at end of year........  $  9,865   $  1,601   $  5,822   $  4,028   $  7,725
                                                  ========   ========   ========   ========   ========
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for:
  Interest......................................  $    234   $    337   $  2,499   $    972   $  1,922
                                                  ========   ========   ========   ========   ========
  Income taxes..................................  $ 14,460   $ 19,287   $ 33,931   $ 19,118   $ 15,613
                                                  ========   ========   ========   ========   ========
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND
  FINANCING ACTIVITIES
Long-term debt and common stock issued to obtain
  management agreements.........................  $ 27,704   $ 13,609   $  4,512   $  2,693   $    717
                                                  ========   ========   ========   ========   ========

See accompanying notes.

--------------------------------------------------------------------------------

ORTHODONTIC CENTERS OF AMERICA, INC
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(IN THOUSANDS, EXCEPT SHARE DATA)

                                                                     DUE
                                                                  FROM KEY       CAPITAL
                                                                  EMPLOYEES   CONTRIBUTIONS
                                          ADDITIONAL              FOR STOCK    RECEIVABLE         TOTAL
                                 COMMON    PAID-IN     RETAINED   PURCHASE        FROM        SHAREHOLDERS'
                                  STOCK    CAPITAL     EARNINGS    PROGRAM    SHAREHOLDERS       EQUITY
-----------------------------------------------------------------------------------------------------------
Balance at January 1, 1997.....   $439     $ 92,294     $22,154    $    --       $    --        $114,887
  Public offering of common
    stock (2,600,000 shares)...     26       45,720          --     (5,236)       (2,618)         37,892
  Issuance of shares under
    stock option plans,
    including tax benefit of
    $848 (151,000 shares)......      1        1,278          --         --            --           1,279
  Issuance of shares of common
    stock to obtain management
    agreements (779,000
    shares)....................      8       14,042          --         --            --          14,050
  Net income...................     --           --      22,632         --            --          22,632
                                  ----     --------    --------    -------       -------        --------
Balance at December 31, 1997...    474      153,334      44,786     (5,236)       (2,618)        190,740
  Issuance of shares under
    stock option plans,
    including tax benefit of
    $1,151 (223,000 shares)....      2        2,396          --         --            --           2,398
  Issuance of shares of common
    stock to obtain management
    agreements (253,000
    shares)....................      2        4,206          --         --            --           4,208
  Net income...................     --           --      33,813         --            --          33,813
                                  ----     --------    --------    -------       -------        --------
Balance at December 31, 1998...    478      159,936      78,599     (5,236)       (2,618)        231,159
  Issuance of shares under
    stock option plans,
    including tax benefit of
    $506 (123,000 shares)......      1          619          --         --            --             620
  Issuance of shares of common
    stock to obtain management
    agreements (80,000
    shares)....................      2          910          --         --            --             912
  Net income...................     --           --      45,836         --            --          45,836
                                  ----     --------    --------    -------       -------        --------
Balance at December 31, 1999...    481      161,465     124,435     (5,236)       (2,618)        278,527
  Issuance of shares under
    stock option plans,
    including tax benefit of
    $696 (363,756 shares)
    (unaudited)................      3        1,653          --         --            --           1,656
  Issuance of shares of common
    stock to obtain management
    agreements (14,950 shares)
    (unaudited)................     --          542          --         --            --             542
  Repayment under Key Employee
    Stock Purchase Program
    (unaudited)................     --         (127)         --        255           127             255
  Net income (unaudited).......     --           --      29,297         --            --          29,297
                                  ----     --------    --------    -------       -------        --------
Balance at June 30, 2000
  (unaudited)..................   $484     $163,533    $153,732    $(4,981)      $(2,491)       $310,277
                                  ====     ========    ========    =======       =======        ========

See accompanying notes.

--------------------------------------------------------------------------------

ORTHODONTIC CENTERS OF AMERICA, INC
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Orthodontic Centers of America, Inc. (the "Company") provides business services to orthodontic centers on an international basis. The Company provided business services to 360, 469, 537 and 566 (unaudited) orthodontic centers as of December 31, 1997, 1998 and 1999 and June 30, 2000, respectively. As of December 31, 1999 and June 30, 2000, such centers were located in 43 states in the United States and in Puerto Rico, Japan, and Mexico.

The Company provides business operations, financial, marketing and administrative services to orthodontic practices. These services are provided under service, management and consulting agreements with the orthodontist and their wholly owned orthodontic entities (hereafter referred to as "Service Agreements"). These Service Agreements are for terms ranging from 20 to 40 years. The practicing orthodontists own the orthodontic entities.

UNAUDITED FINANCIAL STATEMENTS

The accompanying unaudited consolidated financial statements as of June 30, 2000 and for the six months ended June 30, 1999 and 2000, have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals and adjustments necessary to convert the cash basis accounting records to the accrual basis) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2000 are not necessarily indicative of the results that may be expected for the year ending December 31, 2000.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Orthodontic Centers of America, Inc. and its wholly owned subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

CASH EQUIVALENTS

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

INVESTMENTS

Management determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designation as of each balance sheet date. All investments held at December 31, 1998 and 1999 are classified as available-for-sale because management does not have positive intent to hold until maturity. Available-for-sale investments are carried at amortized cost, which approximates fair value. At

--------------------------------------------------------------------------------

ORTHODONTIC CENTERS OF AMERICA, INC
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 1999, investments were included in current assets as management expects to use the proceeds from the sale of the investments in its current operations. At December 31, 1998, the Company's amortized cost of investments held consisted of $1,187,000 of municipal bonds. At December 31, 1999, the Company's amortized cost of investments held consisted of $983,440 of government bonds. The unrealized gains and losses on these investments at December 31, 1998 and 1999 were not significant. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity and included in interest income. The cost of investments sold is based on the specific identification method. Interest on investments classified as available-for-sale is included in interest income.

FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

          Cash and Cash Equivalents: The carrying amount reported in the balance sheets for cash and cash equivalents approximates their fair value.

          Investments: The fair values for marketable debt securities are based on quoted market prices.

          Amounts Receivable from Orthodontic Entities: The carrying amounts reported on the balance sheets for amounts receivable from orthodontic entities approximate their fair values.

          Long-Term Debt: The fair values of the Company's long-term debt are estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements, and approximate their carrying values.

REVENUE RECOGNITION

Service fees are earned by the Company under the terms of the Service Agreements. Such fees are equal to approximately 24% of new patient contract balances in the first month of new contracts plus a portion of existing contract balances, less amounts retained by the orthodontic entities. The orthodontic entities retain all orthodontic center revenue not paid to the Company as the management fee. The amounts retained by the orthodontic entities are dependent on their financial performance, based in significant part on the orthodontic entities' cash receipts and disbursements.

Under the terms of the Service Agreements, the orthodontic entities assign their receivables (billed and unbilled) to the Company in payment of their management fees. The Company is responsible for collection. Unbilled patient receivables represent the earned revenue in excess of billings to patients as of the end of each period. There are no unbilled receivables which will not be billed. The Company is exposed to certain credit risks. The Company manages such risks by regularly reviewing the accounts and contracts, and providing appropriate allowances. Provisions are made currently for all known or anticipated losses for billed and unbilled patient receivables. Such deductions totaled $1,851,000, $2,295,000 and $2,079,000 for the years ended December 31, 1997, 1998 and 1999, respectively, and have been within management's expectations. At December 31, 1997, 1998 and 1999, there were approximately 130,000, 195,000 and 268,000, respectively, active patient contracts with balances outstanding. Patient prepayments represent collections from patients or their insurance companies which are received in advance of the performance of the related services.

--------------------------------------------------------------------------------

ORTHODONTIC CENTERS OF AMERICA, INC
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

SUPPLIES INVENTORY

Supplies inventory is valued at the lower of cost or market determined on the first-in, first-out basis.

PROPERTY, EQUIPMENT AND IMPROVEMENTS

Property, equipment and improvements are stated at cost. Depreciation expense is provided using the straight-line method over the estimated useful lives of the assets, which are 5 to 10 years. Leasehold improvements are amortized over the original lease terms which are generally 5 to 10 years. The related depreciation and amortization expense for the years ended December 31, 1997, 1998 and 1999 was $3,549,000, $4,575,000 and $6,519,000, respectively.

INTANGIBLE ASSETS

Amortization expense for the years ended December 31, 1997, 1998 and 1999, was $2,091,000, $4,549,000, and $5,719,000, respectively. Accumulated amortization was $7,994,000 and $13,713,000 as of December 31, 1998 and 1999, respectively.
Intangible assets and the related accumulated amortization are written off when fully amortized.

Intangible assets include the costs of obtaining Service Agreements, which are amortized over the life of the agreements which is generally 20 to 40 years with most terms ranging from 20 to 25 years. Such Service Agreements represent the exclusive right to provide business operations, financial, marketing and administrative service to an orthodontic entity during the term of the Service Agreement. In the event the Service Agreement is terminated, the related orthodontic entity is generally required to purchase all of the related assets, including the unamortized portion of intangible assets, at the current book value.

The recoverability of management is assessed periodically and takes into account whether the management should be completely or partially written off or the amortization period accelerated. In evaluating the value and future benefits of management, the recoverability from operating income is measured. Under this approach, the carrying value of agreement would be reduced if it is probable that management's best estimate of future operating income before agreement amortization will be less than the carrying amount of agreement over the remaining amortization period. The Company assesses long-lived assets for impairment under FASB Statement No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (FAS 121). Under those rules, management associated with assets acquired in a purchase business combination is included in impairment evaluations when events or circumstances exist that indicate the carrying amounts of those assets may not be recoverable.

MARKETING AND ADVERTISING COSTS

Marketing and advertising costs are expensed as incurred.

INCOME TAXES

Income taxes for the Company, are determined by the liability method in accordance with Statement of Financial Accounting Standards 109, "Accounting for Income Taxes."

STOCK COMPENSATION ARRANGEMENTS

The Company accounts for its stock compensation arrangements under the provisions of APB 25, "Accounting for Stock Issued to Employees."

--------------------------------------------------------------------------------

ORTHODONTIC CENTERS OF AMERICA, INC
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

COSTS OF START-UP ACTIVITIES

In April 1998, the AICPA issued SOP 98-5, "Reporting the Costs of Start-Up Activities." The SOP was effective beginning on January 1, 1999, and requires that start-up costs capitalized prior to January 1, 1999 be written-off and any future start-up costs be expensed as incurred. The effect of adopting SOP 98-5 resulted in the Company recording a charge on January 1, 1999 for the cumulative effect of an accounting change of $1,088,000 net of taxes of $410,000 to expense costs that had previously been capitalized.

3. TRANSACTIONS WITH ORTHODONTIC ENTITIES

The Company has entered into an agreement with a financial institution where (i) the financial institution finances operating losses and capital improvements for newly developed orthodontic centers directly to the orthodontic entity, subject to the financial institution's credit approval of the orthodontic entity, and
(ii) the Company remains a guarantor of the related debt. At December 31, 1998 and 1999, the Company was a guarantor for approximately $6,095,000 and $4,356,000, respectively, under this agreement. In certain cases, the Company funds these operating losses and capital improvements without the use of the agreement with its financial institution. Amounts advanced to an orthodontic entity by the Company to fund operating losses are required to be repaid to the Company over five years once the orthodontic entity generates operating profits. Amounts receivable from orthodontic entities are classified on the consolidated balance sheets based upon the expected date of collection. Collection of amounts due from orthodontic entities is highly dependent on the entities' financial performance. Therefore, the Company is exposed to certain credit risk. However, management believes such risk is minimized by the Company's involvement in certain business aspects of the orthodontic entity.

Amounts payable to orthodontic entities represents the extent that the patient receivables assigned to the Company exceed the management fee earned and other amounts currently due the Company.

4. PROPERTY, EQUIPMENT AND IMPROVEMENTS

Property, equipment and improvements consisted of the following (in thousands):

                                                                 DECEMBER 31
                                                               1998      1999
-------------------------------------------------------------------------------
Leasehold improvements......................................  $32,728   $45,237
Furniture and fixtures......................................   27,395    35,603
Other equipment.............................................       53       110
Centers in progress.........................................    1,036     2,666
                                                              -------   -------
                                                               61,212    83,616
Less accumulated depreciation and amortization..............   12,647    19,050
                                                              -------   -------
                                                              $48,565   $64,566
                                                              =======   =======

--------------------------------------------------------------------------------

ORTHODONTIC CENTERS OF AMERICA, INC
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

5. LONG-TERM DEBT AND NOTES PAYABLE

Long-term debt consisted of the following (in thousands):

                                                                 DECEMBER 31
                                                               1998      1999
-------------------------------------------------------------------------------
Notes payable to affiliated orthodontists, interest rates
  from 8% to 10%, with maturity dates ranging from 2000 to
  2004, unsecured...........................................  $11,277   $ 8,161
Senior Credit Facility......................................   16,500    50,632
Line of credit..............................................    3,555        --
                                                              -------   -------
                                                               31,332    58,793
Less current portion........................................    8,673     6,020
                                                              -------   -------
                                                              $22,659   $52,773
                                                              =======   =======

The aggregate maturities of long-term debt as of December 31, 1999 for each of the next five years are as follows (in thousands): 2000--$6,020; 2001--$1,580; 2002--$429; 2003--$50,720; and 2004--$44.

The Company has a syndicated $100,000,000 Senior Revolving Credit Facility Agreement (the "Senior Credit Facility"). The Senior Credit Facility provides for an interest rate based on the lender's prime rate or LIBOR, plus the Applicable Margin, as defined in the Senior Credit Facility. The interest rate outstanding as of December 31, 1999 ranged from 7.43% to 8.75% per annum, with a maturity date of October 2003. The Company may utilize the proceeds to refinance certain existing indebtedness, to finance certain acquisitions of assets of existing orthodontic centers, and for working capital. The amounts borrowed under the Senior Credit Facility are secured by security interests in all of the Company's assets, including its accounts receivable and equipment. The Company is required to maintain certain financial and nonfinancial covenants under the terms of the Senior Credit Facility, including a maximum leverage ratio, minimum fixed charge coverage ratio and minimum consolidated net worth ratio. At December 31, 1999, the Company was in compliance with the covenants and restrictions of the Senior Credit Facility.

At December 31, 1999, the Company also had a $5,000,000 line of credit with a financial institution. There was no outstanding balance on this line of credit as of December 31, 1999. The line of credit is available for general working capital needs, the development of new orthodontic centers and the acquisition of assets from existing orthodontic centers. The Company is required to maintain certain financial covenants under the terms of this line of credit. The line of credit agreement also restricts certain activities of the Company, including limiting the declaration of dividends to current earnings. At December 31, 1999, the Company was in compliance with the covenants and restrictions of the agreement.

--------------------------------------------------------------------------------

ORTHODONTIC CENTERS OF AMERICA, INC
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

6. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share data).

                                                                YEARS ENDED DECEMBER 31
                                                               1997      1998      1999
-----------------------------------------------------------------------------------------
Numerator:
  Income before cumulative effect of accounting change for
     basic and diluted earnings per share...................  $22,632   $33,813   $46,514
Cumulative effect of a change in accounting principle, net
  of income tax benefit of $410,000.........................       --        --      (678)
                                                              -------   -------   -------
Net income for basic and diluted earnings per share.........  $22,632   $33,813   $45,836
                                                              =======   =======   =======
Denominator:
  Denominator for basic earnings per share..................  $44,576   $47,690   $47,998
  Effect of dilutive securities
     Employee stock options.................................      838       812       645
                                                              -------   -------   -------
  Denominator for diluted earnings per share................  $45,414   $48,502   $48,643
                                                              =======   =======   =======

7. LEASES

Facilities for the orthodontic centers and administrative offices are rented under long-term leases accounted for as operating leases. The original lease terms are generally 5 to 10 years with options to renew the leases for specified periods subsequent to their original terms. The leases have other various provisions, including sharing of certain executory costs and scheduled rent increases. Minimum rent expense is recorded on a straight-line basis over the life of the lease. Minimum future rental commitments as of December 31, 1999 are as follows (in thousands):

2000........................................................  $ 8,887
2001........................................................    6,451
2002........................................................    5,248
2003........................................................    3,371
2004........................................................    2,257
Thereafter..................................................    5,290
                                                              -------
                                                              $31,504
                                                              =======

Many of the lease agreements provide for payments comprised of a minimum rental payment plus a contingent rental payment based on a percentage of cash collections and other amounts. Rent expense attributable to minimum and additional rentals along with sublease income was as follows (in thousands):

                                                                YEARS ENDED DECEMBER 31
                                                               1997      1998      1999
-----------------------------------------------------------------------------------------
Minimum rentals.............................................  $ 7,704   $10,446   $13,769
Additional rentals..........................................    2,682     3,783     5,014
Sublease income.............................................      (87)     (101)     (159)
                                                              -------   -------   -------
                                                              $10,299   $14,128   $18,624
                                                              =======   =======   =======

--------------------------------------------------------------------------------

ORTHODONTIC CENTERS OF AMERICA, INC
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

8. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the consolidated deferred tax liabilities and assets were as follows (in thousands):

                                                                 DECEMBER 31
                                                               1998      1999
-------------------------------------------------------------------------------
Deferred tax liabilities:
  Intangible assets.........................................  $14,959   $16,622
  Property and equipment....................................      184       288
  Other.....................................................      437        --
                                                              -------   -------
          Total deferred tax liabilities....................   15,580    16,910
Deferred tax assets:
  Patient receivables and prepayments.......................    4,399     4,455
                                                              -------   -------
          Total deferred tax assets.........................    4,399     4,455
                                                              -------   -------
          Net deferred tax liabilities......................  $11,181   $12,455
                                                              =======   =======

Components of the provision (benefit) for income taxes before the tax effect of the change in accounting were as follows (in thousands):

                                                                YEARS ENDED DECEMBER 31
                                                               1997      1998      1999
-----------------------------------------------------------------------------------------
Current.....................................................  $16,694   $23,520   $26,933
Deferred....................................................   (2,225)   (2,767)    1,273
                                                              -------   -------   -------
          Total.............................................  $14,469   $20,753   $28,206
                                                              =======   =======   =======

The reconciliation of income tax computed at the federal statutory rates to the provision for income taxes before the tax effect of the change in accounting is (in thousands):

                                                                YEARS ENDED DECEMBER 31
                                                               1997      1998      1999
-----------------------------------------------------------------------------------------
Tax at federal statutory rates..............................  $12,985   $18,460   $25,237
Other, primarily state income taxes.........................    1,484     2,293     2,969
                                                              -------   -------   -------
          Total.............................................  $14,469   $20,753   $28,206
                                                              =======   =======   =======

9. BENEFIT PLANS

STOCK OPTION PLANS

The Company has reserved 3,400,000 of the authorized shares of common stock for issuance pursuant to options granted and restricted stock awarded under the Orthodontic Centers of America, Inc. 1994 Incentive Stock Plan (the "Incentive Option Plan"). Options may be granted to officers, directors and employees of the Company, for terms not longer than 10 years at prices not less than fair market value of the common stock on the date of grant. Grant options generally become exercisable in four equal installments beginning two years after the grant date, and expire 10 years after the grant date.

The Company has reserved 600,000 of the authorized shares of common stock for issuance pursuant to options granted and restricted stock awarded under the Orthodontic Centers of America, Inc. 1995 Non-Qualified Stock Option Plan for Non-Employee Directors (the "Director Option Plan"). The Director

--------------------------------------------------------------------------------

ORTHODONTIC CENTERS OF AMERICA, INC
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Option Plan provides for the grant of options to purchase 2,400 shares of common stock on the first trading date each year to each nonemployee director serving the Company on such date, at prices equal to the fair market value of the common stock on the date of grant. Grant options generally become exercisable in four equal annual installments beginning two years after the grant date, and expiring 10 years after the grant date, unless canceled sooner due to termination of service or death.

The Company has reserved 2,000,000 of the authorized shares of common stock for issuance pursuant to options granted under the Orthodontic Centers of America, Inc. 1995 Restricted Stock Option Plan (the "Orthodontist Option Plan"). Options may be granted to orthodontists who own an orthodontic entity which has a service, management or consulting agreement with the Company, at prices not less than 100% of the fair market value of the common stock on the date of grant. Grant options generally become exercisable in four equal annual installments beginning two years after grant date, and expire 10 years after grant date.

The Company has reserved 200,000 of the authorized shares of common stock for issuance under the 1996 Employee Stock Purchase Plan (the "Employee Purchase Plan"), which allows participating employees of the Company to purchase shares of common stock from the Company through a regular payroll deduction of up to 10% of their respective normal monthly pay. Deducted amounts are accumulated for each participating employee and used to purchase the maximum reported on the New York Stock Exchange on the applicable purchase date or the first trading date of year, whichever is lower. Additionally, the Company has reserved 2,000,000 shares of common stock for issuance to affiliated orthodontists through a stock purchase program that allows participating affiliated orthodontists to acquire shares of common stock from the Company.

FASB Statement No. 123, Accounting for Stock-Based Compensation, requires the Company to disclose pro forma information regarding net income and earnings per share as if the Company had accounted for its employee stock options under the fair value method. The fair value was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions.

                                                              1997         1998         1999
--------------------------------------------------------------------------------------------
Risk-free interest rate...............................        6.75%        6.11%        6.25%
Dividend yield
  Volatility factor...................................        .608         .490         .505
  Weighted average expected life......................  8.01 years   7.43 years   6.65 years

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the option's vesting period. No compensation cost has been recognized for its stock options in the financial statements. Had the Company's stock-based compensation plan been determined based on the

--------------------------------------------------------------------------------

ORTHODONTIC CENTERS OF AMERICA, INC
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

fair value at the grant dates, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below (in thousands, except per share data):

                                                               1997      1998      1999
-----------------------------------------------------------------------------------------
Pro forma net income........................................  $22,249   $33,111   $44,431
Pro forma earnings per share:
  Basic.....................................................  $   .50   $   .69   $   .93
  Diluted...................................................  $   .49   $   .68   $   .91

A summary of the Company's stock option activity, and related information for the years ended December 31 follows:

                                              1997                    1998                    1999
                                                   WEIGHTED                WEIGHTED                WEIGHTED
                                                   AVERAGE                 AVERAGE                 AVERAGE
                                                   EXERCISE                EXERCISE                EXERCISE
                                       OPTIONS      PRICE      OPTIONS      PRICE      OPTIONS      PRICE
-----------------------------------------------------------------------------------------------------------
Outstanding--beginning of year......   1,661,753    $ 3.65     3,130,072    $ 9.57     3,272,886    $10.72
Granted.............................   1,609,713     15.44       373,943     16.36     1,254,018     14.26
Exercised...........................    (130,753)     3.29      (181,729)     3.54      (122,775)     4.87
Forfeited...........................     (10,641)     5.95       (49,400)     4.72       (70,544)    17.42
                                      ----------              ----------              ----------
Outstanding--end of year............   3,130,072      9.57     3,272,886     10.72     4,333,585     11.63
                                      ==========              ==========              ==========
Exercisable at end of year..........     336,543      3.25       901,575      6.47     1,664,468     10.21
                                      ==========              ==========              ==========
Weighted average fair value of
  options granted during the year...  $    10.56              $    12.05              $     9.26
                                      ==========              ==========              ==========

Of the options outstanding at December 31, 1999, approximately 1,048,000 were issued on or about the date of the Company's initial public offering and have exercise prices which range from $2.75 to $3.25, a weighted average exercise price of $3.04, and a weighted average remaining contractual life of 5 years. The remaining options outstanding at December 31, 1999 have exercise prices which range from $2.75 to $21.62, a weighed average exercise price of $14.37, and a weighed average remaining contractual of 7.17 years.

KEY EMPLOYEE STOCK PURCHASE PLAN

The Company implemented the Orthodontic Centers of America, Inc. 1997 Key Employee Stock Purchase Plan (the "Key Employee Purchase Plan") to encourage ownership of the Company's common stock by executive officers and other key employees of the Company and thereby align their interests with those of the Company's shareholders. Under the Key Employee Purchase Plan, from time to time, the Company's executive officers and certain other key employees will be permitted to purchase (from the Company, during an offering or on the open market, as determined by the Company) shares of the Company's common stock with an aggregate value of up to five times the applicable employee's annual base salary. The purchase price of such shares will equal the public offering price or the reported last sale price per share of common stock on the business day immediately preceding the date of purchase, as applicable.

For each employee participating in the Key Employee Purchase Plan, the Company will finance 50% of the purchase price through a loan from the Company. Each such loan will be evidenced by a promissory note and will be a full recourse obligation of the employee, secured by all of the shares of common stock acquired by the employee in connection with the loan. Each such loan will bear a market rate of interest and the outstanding principal and accrued interest under the loan will be payable, in one lump-sum

--------------------------------------------------------------------------------

ORTHODONTIC CENTERS OF AMERICA, INC
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

payment, on the earlier of (i) the fifth anniversary of the date of the loan or
(ii) termination of the applicable employee's employment with the Company. A proportionate amount of the outstanding principal and accrued interest under the loan will be payable upon the sale or transfer by the employee of shares of common stock purchase in connection with the loan.

The Key Employee Purchase Plan includes a risk-sharing provision, whereby during their term of employment with the Company a participating employee will be responsible for 100% of any losses, but is entitled to only 50% of any gains (with the Company being entitled to the other 50% of such gains), occurring with respect to the sale by the employee of shares of common stock purchased under the Key Employee Purchase Plan and held for less than three years. In addition, with respect to the sale by the employee of shares purchased under the Key Employee Purchase Plan and held for more than three but less than five years, the employee will be entitled to 100% of any gains and the principal amount of the loan to the employee from the Company will be reduced by 50% of any losses during the term of the employee's employment with the Company.

Upon the purchase of common stock by an employee under the Key Employee Purchase Plan, the Company will also grant options to such employee under the Company's 1994 Incentive Option Plan to purchase an aggregate of three times the number of shares of common stock so purchased. The options will be exercisable beginning on the seventh anniversary of the date of grant at an exercise price equal to the purchase price paid in the purchase to which the options relate. If, however, on the fifth anniversary of the date of grant, the employee is employed by the Company and has repaid in full all indebtedness to the Company and its affiliates incurred in connection with such purchase, the exercisable date of a proportionate number of options (equal to three times the number of shares of common stock purchased under the Key Employee Purchase Plan in connection with the grant of the options and held by the employee on such fifth anniversary) will be accelerated to such fifth anniversary.

In 1997, 295,000 shares of common stock were purchased under the Key Employee Purchase Plan. The 50% of the loan not financed by the Company was financed personally by major shareholders on terms comparable to the loan from the Company. This loan has been recorded as a capital contribution to the Company with the corresponding amount due from the key employees recorded as a deduction from shareholders' equity. The loan to be financed personally by shareholders was paid by the Company at the time of the offering and has not been repaid at December 31, 1999. Therefore, a capital contribution receivable from the Shareholders had been recorded at December 31, 1999 as a reduction from shareholders' equity. The total amount due from key employees in conjunction with the Key Employee Purchase Plan as of December 31, 1999 was $5,236,000. As the loans are repaid, a pro rata portion of the principal payment will be distributed to the shareholders who financed the loans.

DEFINED CONTRIBUTION PLAN

The Company sponsors a 401(k) plan for all employees who have satisfied minimum service and age requirements. Employees may contribute up to 15% of their earnings to the plan. The Company matches 40% of an employee's contribution to the plan, up to a maximum of $600 per year. Plan expense totaled $49,000, $52,000, and $59,000 for years ended December 31, 1997, 1998, and 1999, respectively.

--------------------------------------------------------------------------------

ORTHODONTIC CENTERS OF AMERICA, INC
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

10. ACQUISITION OF MANAGEMENT CONTRACTS

The following table summarizes the Company's finalized agreements with orthodontic entities to obtain Management Agreements and to acquire other assets for the years ended December 31:

                                                                                                 COMMON
                        ORTHODONTIC       TOTAL                       REMAINDER    SHARE VALUE    STOCK
                           ENTITY      ACQUISITION   NOTES PAYABLE   (PRIMARILY    (AT AVERAGE   SHARES
     DECEMBER 31,       AFFILIATIONS      COSTS         ISSUED          CASH)         COST)      ISSUED
--------------------------------------------------------------------------------------------------------
1997..................       52        $49,500,000    $13,700,000    $21,755,000   $14,045,000   779,000
1998..................       70         56,900,000      8,700,000     43,994,000     4,206,000   253,000
1999..................       32         21,700,000      3,600,000     17,190,000       910,000    80,000

11. COMMITMENTS AND CONTINGENCIES

The field of orthodontics is highly regulated, and there can be no assurance that the regulatory environment in which the Company operates will not change significantly in the future. In general, regulation of health care companies is increasing.

Every state imposes licensing and other requirements on individual orthodontists, and orthodontic facilities and services. Management believes, based on its familiarity with the operations of the Orthodontic Centers and the activities of the Affiliated Orthodontists, that the Company's current and planned activities do not violate these statutes and regulations. There can be no assurance, however, that future interpretations of such laws, or the enactment of more stringent laws, will not require structural and organizational modifications of the Company's existing contractual relationships with the Affiliated Orthodontists or the operation of the Orthodontic Centers. In addition, statutes in some states could restrict expansion of Company operations in those jurisdictions. In response to particular state regulatory provisions, the Company is required to utilize the consulting agreement structure in certain states. Management plans to use a form of one of its operating agreements in each of the states in which a development or acquisition proposal is pending. In addition, federal and state laws regulate health maintenance organizations and other managed care organizations for which orthodontists may be providers. In connection with its entry into new markets, the Company may become subject to compliance with additional regulations.

The operations of the Orthodontic Centers must meet federal, state and local regulatory standards in the areas of safety and health. Historically, those standards have not had any material adverse effect on the operations of the Orthodontic Centers. Based on its familiarity with the operations of the Orthodontic Centers and the activities of the Affiliated Orthodontists, management believes that the Orthodontic Centers are in compliance in all material respects with all applicable federal, state and local laws and regulations relating to safety and health.

The Company regularly monitors developments in laws and regulations relating to dentistry. The Company may be required to modify its agreements, operations and marketing from time to time in response to changes in the business and regulatory environment. The Company plans to structure all of its agreements, operations and marketing in accordance with applicable laws, although there can be no assurance that its arrangements will not be successfully challenged or that required changes may not have a material adverse effect on operations or profitability.

In the normal course of business, the Company becomes a defendant or plaintiff in various lawsuits. Although a successful claim for which the Company is not fully insured could have a material effect on the Company's financial condition, management is of the opinion that it maintains insurance at levels sufficient to insure itself against the normal risk of operations.

--------------------------------------------------------------------------------

ORTHODONTIC CENTERS OF AMERICA, INC
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

12. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a tabulation of the unaudited quarterly results of operations for the years ended December 31, 1999 and 1998 (in thousands, except per share data):

                                                                  QUARTER ENDED
                                                      MARCH     JUNE     SEPTEMBER   DECEMBER
                                                      1998      1998       1998        1998
---------------------------------------------------------------------------------------------
Net revenue........................................  $37,693   $41,527    $44,697    $47,381
Operating profit...................................   12,058    13,243     13,922     15,063
Net income.........................................    7,543     8,266      8,701      9,303
Net income per share:
  Basic............................................  $   .16   $   .17    $   .18    $   .20
  Diluted..........................................      .16       .17        .18        .19

                                                                  QUARTER ENDED
                                                      MARCH     JUNE     SEPTEMBER   DECEMBER
                                                      1999      1999       1999        1999
---------------------------------------------------------------------------------------------
Net revenue........................................  $49,048   $55,401    $59,770    $62,071
Operating profit...................................   16,666    18,923     20,094     21,241
Net income.........................................    9,479    11,523     12,095     12,738
Net income per share:
  Basic............................................  $   .20   $   .24    $   .25    $   .26
  Diluted..........................................      .19       .24        .25        .26

--------------------------------------------------------------------------------

                                   [OCA LOGO]

--------------------------------------------------------------------------------

                                    Part II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The expenses of this offering, which are to be paid by OCA, are estimated as follows:

Securities and Exchange Commission Registration Fee.........  $ 32,642
NYSE Listing Fee............................................    21,929
NASD Filing Fee.............................................    12,865
Blue Sky Filing Fees and Expenses...........................     7,500
Printing Expenses...........................................   175,000
Legal Fees and Expenses.....................................   150,000
Auditors' Fees and Expenses.................................   100,000
Transfer Agent and Registrar Fees...........................     5,000
Miscellaneous Expenses......................................   185,064
                                                              --------
          Total.............................................  $690,000
                                                              ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law grants corporations the power to indemnify their directors, officers, employees and agents in accordance with the provisions thereof. OCA's Restated Certificate of Incorporation provides for indemnification of OCA's directors, officers, agents and employees to the full extent permissible under Section 145 of the Delaware General Corporation Law. OCA maintains, and pays premiums on, an insurance policy on behalf of its directors and officers against liability asserted against, or incurred by, such persons in connection with, or arising from, their capacity as director or officer.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits

      EXHIBIT
      NUMBER                  DESCRIPTION OF EXHIBITS
------------------------------------------------------------------------------------------
        2.1             --    Underwriting Agreement*
        4.1             --    Specimen Stock Certificate(1)
        5.1             --    Opinion of Waller Lansden Dortch & Davis, A Professional
                                 Limited Liability Company**
       23.1             --    Consent of Ernst & Young LLP**
       23.2             --    Consent of Waller Lansden Dortch & Davis, A Professional
                                 Limited Liability Company (included in Exhibit 5.1)**
       24.1             --    Power of Attorney (included on Page II-4)

--------------------------------------------------------------------------------

PART II
--------------------------------------------------------------------------------

------------

(1) Incorporated by reference to exhibits filed with the Registrant's Registration Statement on Form S-1, Registration Statement No. 33-85326.
 * To be filed by amendment.
** Filed herewith.

(b) Financial Statement Schedules

All schedules for which provision is made in the applicable accounting regulations of the SEC are not required under the related instructions or are inapplicable, and therefore have been omitted.

ITEM 17. UNDERTAKINGS.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the restraint in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

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
PART II
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Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Metairie, State of Louisiana, on October 6, 2000.

                                          ORTHODONTIC CENTERS OF AMERICA, INC.

                                          By: /s/ BARTHOLOMEW F. PALMISANO, SR.
                                            ------------------------------------
                                               Bartholomew F. Palmisano, Sr.
                                               President and Chief Executive
                                                           Officer

Power of attorney

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Gasper Lazzara, Jr., D.D.S. and Bartholomew F. Palmisano, Sr., and each of them, with full power to act without the other, his true and lawful attorney-in-fact, as agent and with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacity, to sign any or all amendments to this Registration Statement and any registration statement relating to the same offering as this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agents in full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as they might or be in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

                      SIGNATURE                                    TITLE                    DATE
------------------------------------------------------------------------------------------------------

           /s/ GASPER LAZZARA, JR., D.D.S.             Chairman of the Board,          October 6, 2000
-----------------------------------------------------    Director
             Gasper Lazzara, Jr., D.D.S.

          /s/ BARTHOLOMEW F. PALMISANO, SR.            President and Chief Executive   October 6, 2000
-----------------------------------------------------    Officer, Director
            Bartholomew F. Palmisano, Sr.                (principal executive
                                                         officer)

          /s/ BARTHOLOMEW F. PALMISANO, JR.            Chief Financial Officer,        October 6, 2000
-----------------------------------------------------    Secretary (principal
            Bartholomew F. Palmisano, Jr.                financial and accounting
                                                         officer)

               /s/ MICHAEL C. JOHNSEN                  Chief Operating Officer,        October 6, 2000
-----------------------------------------------------    Director
                 Michael C. Johnsen

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                                                                           II- 3

PART II
--------------------------------------------------------------------------------

                      SIGNATURE                                    TITLE                    DATE
------------------------------------------------------------------------------------------------------

               /s/ ASHTON J. RYAN, JR.                 Director                        October 6, 2000
-----------------------------------------------------
                 Ashton J. Ryan. Jr.

                /s/ A GORDON TUNSTALL                  Director                        October 6, 2000
-----------------------------------------------------
                  A Gordon Tunstall

             /s/ EDWARD J. WALTERS, JR.                Director                        October 6, 2000
-----------------------------------------------------
               Edward J. Walters, Jr.

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II- 4

PART II
--------------------------------------------------------------------------------

Exhibit index

      EXHIBIT
      NUMBER                 DESCRIPTION OF EXHIBITS
-----------------------------------------------------------------------------------------
        2.1            --    Underwriting Agreement*
        4.1            --    Specimen Stock Certificate (1)
        5.1            --    Opinion of Waller Lansden Dortch & Davis, A Professional
                                Limited Liability Company**
       23.1            --    Consent of Ernst & Young LLP**
       23.2            --    Consent of Waller Lansden Dortch & Davis, A Professional
                                Limited Liability Company (included in Exhibit 5.1)**
       24.1            --    Power of Attorney (included on Page II-4)

------------

(1) Incorporated by reference to exhibits filed with the Registrant's Registration Statement on Form S-1, Registration Statement No. 33-85326.
*  To be filed by amendment.
** Filed herewith.

--------------------------------------------------------------------------------